                                            Filed Pursuant to Rule No. 424(b)(3)
                                            Registration No. 333-16241

++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++
+INFORMATION CONTAINED HEREIN IS SUBJECT TO COMPLETION OR AMENDMENT. A         +
+REGISTRATION STATEMENT RELATING TO THESE SECURITIES HAS BEEN FILED WITH THE + +SECURITIES AND EXCHANGE COMMISSION. THIS PROSPECTUS SHALL NOT CONSTITUTE AN + +OFFER TO SELL OR THE SOLICITATION OF AN OFFER TO BUY NOR SHALL THERE BE ANY + +SALE OF THESE SECURITIES IN ANY STATE IN WHICH SUCH OFFER, SOLICITATION OR +
+SALE WOULD BE UNLAWFUL PRIOR TO REGISTRATION OR QUALIFICATION UNDER THE       +
+SECURITIES LAWS OF ANY SUCH STATE.                                            +
++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++
                 SUBJECT TO COMPLETION, DATED DECEMBER 12, 1997

PROSPECTUS SUPPLEMENT
(TO PROSPECTUS DATED DECEMBER 12, 1997)

                                  $25,000,000


                                      LOGO

                         ABC RAIL PRODUCTS CORPORATION

                  % SENIOR SUBORDINATED NOTES, SERIES B, DUE 2004

                                  -----------

  ABC Rail Products Corporation (the "Company") is offering (the "Offering")
$25,000,000 in principal amount of    % Senior Subordinated Notes, Series B,
Due 2004 (the "Notes"). The Notes will rank pari passu in right of payment with the Company's existing $50,000,000 principal amount of 9 1/8% Senior Subordinated Notes Due 2004 (the "9 1/8% Notes"). The Notes will mature on
December 31, 2004 and will bear interest at the rate of     per annum until
maturity or earlier redemption or repurchase. Interest on the Notes will be payable monthly on the first day of each month, commencing February 1, 1998. The Notes are not redeemable prior to December 31, 1999. However, the Notes are redeemable on or after December 31, 1999 and through December 30, 2000 in whole or in part at the option of the Company at 102% of the principal amount, plus accrued and unpaid interest thereon. On or after December 31, 2000, the Notes are redeemable in whole or in part at the option of the Company at 100% of the principal amount, plus accrued and unpaid interest thereon. There is no sinking fund. The Notes will be issued only in fully registered form and in denominations of $1,000 and multiples thereof. The Notes will be unsecured general obligations of the Company and will be subordinated to all Senior Indebtedness (defined herein). See "Description of the Notes--Subordination." The Company does not intend to list the Notes on any securities exchange or include the Notes for quotation on any quotation system, and no active trading market for the Notes is expected to develop. The Underwriters each have indicated an intention to make a market in the Notes; however, no Underwriter is obligated to make a market in the Notes and any market making may be discontinued at any time.

  PROSPECTIVE INVESTORS SHOULD CONSIDER CAREFULLY THE INFORMATION DISCUSSED UNDER THE CAPTION "RISK FACTORS" AT PAGE S-10 OF THIS PROSPECTUS SUPPLEMENT AND AT PAGE 3 OF THE PROSPECTUS.

 THESE SECURITIES HAVE NOT BEEN APPROVED  OR DISAPPROVED BY THE SECURITIES AND
  EXCHANGE  COMMISSION  OR  ANY  STATE  SECURITIES  COMMISSION  NOR  HAS  THE
   SECURITIES AND  EXCHANGE  COMMISSION OR  ANY STATE  SECURITIES COMMISSION
    PASSED  UPON THE ACCURACY  OR ADEQUACY  OF THIS  PROSPECTUS SUPPLEMENT.
     ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                                                PUBLIC     UNDERWRITING PROCEEDS TO
                                            OFFERING PRICE DISCOUNT(1)  COMPANY(2)
-----------------------------------------------------------------------------------
Per Note...................................      100%          3.5%        96.5%
-----------------------------------------------------------------------------------
Total......................................  $25,000,000     $875,000   $24,125,000
-----------------------------------------------------------------------------------

--------------------------------------------------------------------------------
(1) The Company has agreed to indemnify the Underwriters against certain liabilities, including liabilities under the Securities Act of 1933, as amended. See "Underwriting."
(2) Before deducting expenses of the Offering estimated at $250,000, which will be paid by the Company.

                                  -----------

  The Notes are offered by the Underwriters, subject to prior sale, when, as and if delivered to and accepted by the Underwriters and subject to their right to reject orders in whole or in part. It is expected that delivery of the Notes
will be made on or about           , 1997 through the facilities of The
Depository Trust Company or at the offices of Robert W. Baird & Co. Incorporated, Milwaukee, Wisconsin.

ROBERT W. BAIRD & CO.                                         PIPER JAFFRAY INC.
     INCORPORATED

             THE DATE OF THIS PROSPECTUS SUPPLEMENT IS           , 1997.

  CERTAIN PERSONS PARTICIPATING IN THIS OFFERING MAY ENGAGE IN TRANSACTIONS THAT STABILIZE, MAINTAIN, OR OTHERWISE AFFECT THE PRICE OF THE NOTES. SPECIFICALLY, THE UNDERWRITERS MAY OVER-ALLOT IN CONNECTION WITH THE OFFERING, AND MAY BID FOR, AND PURCHASE, THE NOTES IN THE OPEN MARKET. FOR A DESCRIPTION OF THESE ACTIVITIES, SEE "UNDERWRITING."

                         PROSPECTUS SUPPLEMENT SUMMARY

  The following summary is qualified in its entirety by, and should be read in conjunction with, the more detailed information and consolidated financial statements, including the notes thereto, appearing elsewhere and incorporated by reference in the Prospectus. The Company's fiscal year ends July 31; the fiscal years ended July 31, 1995, 1996, 1997 and 1998 are referred to herein as "fiscal 1995," "fiscal 1996," "fiscal 1997" and "fiscal 1998," respectively. All references in this Prospectus Supplement to the "Company" include its consolidated subsidiaries unless the context otherwise indicates.

                                  THE COMPANY

  The Company is a leader in the engineering, manufacturing and marketing of replacement products and original equipment for the freight railroad and rail transit industries. The Company's products include specialty trackwork, such as rail crossings and switches and classification yard products and automation systems; mechanical products, such as railcar, locomotive and idler wheels, mounted wheel sets and metal brake shoes; and railway signal systems engineering, installation and maintenance. The Company manufactures and distributes products in the composition brake shoe market through a joint venture. The Company has a substantial share of all of the specialty trackwork and mechanical products markets it serves.

  Specialty Trackwork. Based upon industry information and information gathered from its customers, the Company believes that it has an approximately 50% share of the North American freight specialty trackwork market, more than twice that of its next largest competitor. The Company is the only vertically integrated specialty trackwork manufacturer in North America. The Company designs, engineers and manufactures a full line of specialty trackwork to customer specifications. The Company's products include track switches or turnouts, which divert a train from one track to another; crossings, which allow one set of railroad tracks to cross through another; switch throws, which set a track switch in order to divert a train from one track to another; and other trackwork products, including guard rails and rail lubricators. Through its ABC Deco Inc. ("Deco") subsidiary, the Company engineers and manufactures railroad classification yard retarder control and automation systems. The Company also manufactures cast manganese steel trackwork components that are sold as part of a track switch assembly or as replacement parts. Typically, track switches serve to divert trains between two tracks, but the Company also designs and manufactures more complicated track switches serving three, four or even more route diversions to meet switching requirements in areas of high density traffic, such as urban freight yards, passenger terminals and high traffic industrial and port areas. Freight railroad products are generally used for replacement of existing track. Rail transit products are used for replacement of existing track and new construction. For fiscal 1995, 1996 and 1997, sales of specialty trackwork products accounted for approximately 57%, 49% and 49%, respectively, of the Company's net sales.

  Railcar, Locomotive and Idler Wheels and Wheel Sets. The Company manufactures 28, 33, 36 and 38-inch diameter wheels for freight railcars and 40-inch diameter wheels for diesel locomotives. These wheels are made of cast steel. Wheel flange width and bore size vary within each size classification and between classifications. The railroad industry generally considers wheels as "stock" items for their common sizes and variations. In addition to producing railroad wheels, the Company has been the sole-source manufacturer of cast idler wheels for Caterpillar Inc.'s high-drive tracked equipment since 1988. Idler wheels are secondary wheels, not connected to the equipment's power train, which guide the treads on such tracked construction equipment as bulldozers and backhoes. In May 1995, the Company commenced its railcar wheel mounting and assembly operations at five strategic locations. Wheel mounting, which is primarily a reconditioning service business, involves the remanufacturing, reworking and distributing of new and used freight car wheel sets. Freight car wheel sets consist of the wheel, axle and bearing units that are mounted to freight cars. The Company's reconditioning services include inspection and analysis of existing wheel sets to determine necessary replacement parts, remachining of axle units, replacement and/or remachining of wheels, and replacement and/or reinstallation of bearings. The Company's wheel customers are independent rolling stock operators and railroads, including Class

I railroads. For fiscal 1995, 1996 and 1997, sales of railcar, locomotive and idler wheels and wheel sets accounted for approximately 36%, 46% and 43%, respectively, of the Company's net sales.

  Composition and Metal Brake Shoes. Composition and metal brake shoes exert friction on the railcar wheel to generate braking power. As a result, the brake shoe and the railcar wheel are worn simultaneously, although at different rates. Worn brake shoes are replaced during routine maintenance or at inspection sites located at various areas along a railroad. Composition brake shoes are made from fibers, elastomers and various resins and provide a higher level of friction for use with modern, low-pressure braking systems; metal brake shoes are made from cast iron. Composition and metal brake shoes are not interchangeable. For certain applications, the composition shoe is superior for braking and reducing heat buildup. The Company participates in a 50/50 joint venture with Anchor Brake Shoe Company. The purpose of the joint venture, which the Company accounts for under the equity method, is to design, manufacture, market and sell railcar composition brake shoes. For fiscal 1995, 1996 and 1997, sales of brake shoes accounted for approximately 7%, 5% and 5%, respectively, of the Company's net sales.

  Signal Systems. The Company, through its American Systems Technologies, Inc. ("AST") subsidiary, engineers, installs and maintains railway signal and safety systems. AST's primary customers are shortline, regional, commuter and transit railroads. In addition, AST is positioned to expand its customer base to the Class I railroads, one of which recently signed a service contract with AST. For fiscal 1997, AST accounted for approximately 3% of the Company's net sales.

  Strategic Joint Ventures, Alliances and Acquisitions. The Company continually explores opportunities to enhance its technology base and marketing and distribution capabilities. Because the railroad supply industry is highly fragmented, with many private companies manufacturing only single product lines and railroads exiting the component manufacturing business, the Company believes that a variety of acquisition opportunities exist. The Company seeks acquisitions of complementary product lines, particularly those that offer potential manufacturing or marketing synergies. In May 1996, the Company entered into a joint venture agreement with China's Ministry of Railroads to establish the Datong ABC Castings Company Ltd. The joint venture will manufacture wheels in China primarily for the rapidly growing Chinese railway markets. In December 1996, the Company acquired AST, as described above. On March 17, 1997, the Company entered into a joint venture agreement with Damy Cambios de Via, S.A. The joint venture will manufacture trackwork equipment and supply services to the railroad industry in Mexico, and will be managed by the Mexican partner. In addition, the Company acquired United Railway Systems Group, Inc. ("URSG"), a leading independent provider of signal engineering services to the railroad industry. The Company believes that operating synergies will result from the opportunity to complement AST's signal installation and maintenance service business with the engineering services provided by URSG. The acquisition of URSG was effective at the beginning of the second quarter of fiscal 1998.

  General. The Company's business began in 1902 as the American Brake Shoe and Foundry Company. In 1987, the Company was formed by management as a Delaware corporation to acquire substantially all of the assets and certain related liabilities of the Railroad Products Group of Abex Corporation which was then a subsidiary of IC Industries, now Whitman Corporation. The principal executive offices of the Company are located at 200 South Michigan Avenue, Suite 1300, Chicago, Illinois 60604-2402 and its telephone number is (312) 322-0360.

                           FORWARD-LOOKING STATEMENTS

  This Prospectus Supplement and the Prospectus contain forward-looking statements that are based on current expectations and are subject to a number of risks and uncertainties. Actual results could differ materially from current expectations due to a number of factors, including general economic conditions; competitive factors and pricing pressures; shifts in market demand; the performance and needs of industries served by the Company's businesses; actual future costs of operating expenses such as rail and scrap steel, self-insurance claims and employee wages and benefits; actual costs of continuing investments in technology; the availability of capital to finance possible acquisitions and to refinance debt; the ability of management to implement the Company's strategy of acquisitions, rebuilding and process improvements; and the risks discussed under the caption "Risk Factors" in this Prospectus Supplement and the Prospectus and the risks described from time to time in the Company's reports filed with the Securities and Exchange Commission.

                                  THE OFFERING

Notes Offered...........  $25,000,000 principal amount of    % Senior
                          Subordinated Notes, Series B, Due 2004. See
                          "Description of the Notes--General."

Maturity................  December 31, 2004.

Interest Payment Dates..  Monthly in arrears, commencing February 1, 1998 and on the first day of each month thereafter to holders of record of the Notes (the "Holders") as of the last business day of the month immediately preceding such payment date. The first interest payment will be calculated from the date of delivery of the Notes through January 31, 1998.

Sinking Fund............  None.

Redemption at Option of
the Company.............
                          The Notes are not redeemable prior to December 31, 1999. At the option of the Company, and upon 30 days' written notice, the Notes may be redeemed at any time on or after December 31, 1999 and through December 30, 2000 in whole or in part, at 102% of the principal amount, plus accrued and unpaid interest, if any, to the date of redemption. At the option of the Company, and upon 30 days' written notice, the Notes may be redeemed at any time on or after December 31, 2000 in whole or in part, at 100% of the principal amount, plus accrued and unpaid interest, if any, to the date of redemption.

Change of Control.......  Upon a Change of Control (defined herein), the
                          Company will be required to make an offer to purchase all outstanding Notes at a cash purchase price equal to 103% of the principal amount thereof, plus accrued and unpaid interest, if any, if prior to December 31, 2000 or 101% of the principal amount thereof, plus accrued and unpaid interest, if any, if on or after December 31, 2000. Upon a Change of Control Default Event (defined herein), the Company will be required to redeem all outstanding Notes at a cash redemption price equal to 103% of the principal amount thereof, plus accrued and unpaid interest, if any, if prior to December 31, 2000 or 101% of the principal amount thereof, plus accrued and unpaid interest, if any, if on or after December 31, 2000. Due to the highly leveraged structure of the Company, the Company may not have sufficient funds or financing to repurchase the Notes and satisfy other obligations (including secured obligations under the Credit Agreement (defined herein)) which may be due upon the occurrence of a Change of Control or Change of Control Default Event. See "Risk Factors--High Leverage," "--Change of Control" and "Description of the Notes--Certain Covenants of the Company-- Repurchase or Redemption of Notes Upon Change of Control."

Subordination...........  The payment of the principal of and interest on the
                          Notes will be general unsecured obligations of the Company, and will be subordinated in right of payment to all existing and future Senior Indebtedness and will be structurally subordinated to all existing and future indebtedness and other liabilities of the Company's subsidiaries. The Notes will rank pari passu in right of payment with the 9 1/8% Notes and with any future senior subordinated indebtedness of the Company and will rank senior to all other subordinated indebtedness of the Company. Upon consummation of the Offering, only the capital stock of the Company will be junior to the Notes. As a result of the subordination provisions, Holders may, in the event of insolvency or similar event of the Company, recover less ratably than holders of Senior Indebtedness. On a pro forma basis, after giving effect to the Offering and the application of the net proceeds therefrom, the Company, excluding its subsidiaries, would have had approximately $29.8 million of Senior Indebtedness outstanding and its subsidiaries would have had approximately $7.1 million of indebtedness and other liabilities outstanding as of October 31, 1997. See "Risk Factors--Subordination of the Notes," "Capitalization," "Use of Proceeds," "Description of the Notes--Subordination," and "--Certain Covenants of the Company."

Covenants...............  The Notes will contain certain covenants that, among other things, will (i)
                          limit the payment of dividends or distributions to holders of the Company's equity securities, (ii) require the Company to maintain a minimum Consolidated Net Worth (defined herein), (iii) limit the Company's ability under certain circumstances to incur additional Funded Debt (defined herein), (iv) require the Company to maintain a minimum Operating Coverage Ratio (defined herein) and (v) limit the Company's ability to effect certain consolidations, mergers and transfers of all or substantially all of the Company's assets. All of these covenants, however, are subject to a number of important qualifications and exceptions. See "Description of the Notes--Certain Covenants of the Company."

Form and Denominations..  The Notes will be issued only in fully registered form in denominations of $1,000 and multiples thereof.

Use of Proceeds;
Purpose of Offering.....
                          The net proceeds to be received by the Company from the Offering will be used to repay bank indebtedness. See "Use of Proceeds."

Trustee.................  First Trust National Association (the "Trustee").

               SUMMARY CONSOLIDATED FINANCIAL AND OPERATING DATA

                                                              AS OF AND FOR THE
                            AS OF AND FOR THE YEAR              THREE MONTHS
                                ENDED JULY 31,                ENDED OCTOBER 31,
                          --------------------------------    ------------------
                          1995(A)       1996        1997        1996    1997(B)
                          --------    --------    --------    --------  --------
                          (IN THOUSANDS, EXCEPT PER SHARE AMOUNTS AND
                                            RATIOS)
INCOME STATEMENT DATA:
Net sales...............  $243,229    $240,664    $259,190    $ 55,911  $ 67,885
Gross profit............    35,584      31,374      27,121       5,373     6,792
Operating income........    22,573      15,929(c)   12,889       2,131     3,170
Interest expense
 (excluding deferred
 financing cost
 amortization)..........     3,387       5,239       7,016       1,275     2,185
Settlement of
 litigation.............       --        2,800(d)      --          --        --
Income before
 extraordinary items and
 cumulative effect of
 accounting change......    11,685       8,448       3,601         479       705
Net income..............     9,657(e)    8,448       3,291(f)      479       705
Income before
 extraordinary items and
 cumulative effect of
 accounting change per
 common share...........  $   1.46    $   1.02    $   0.41    $   0.06  $   0.08
Net income per common
 share..................  $   1.21(e) $   1.02    $   0.38(f) $   0.06  $   0.08
Weighted average common
 shares outstanding.....     8,012       8,306       8,756       8,297     9,220
OPERATING DATA:
Depreciation and
 amortization expense...  $  7,909    $ 11,022    $ 12,412    $  2,725  $  3,277
Capital expenditures....    25,497      13,943      34,607       6,123     9,083
Consolidated EBITDA(g)..  $ 30,858    $ 33,051    $ 26,451    $  4,928  $  6,770
Ratio of Consolidated
 EBITDA to Consolidated
 Interest Expense(h)....      7.87x       5.63x       3.37x       3.41x     2.86x
Ratio of earnings to
 fixed charges(i).......      5.60x       3.18x       1.80x       1.54x     1.50x
BALANCE SHEET DATA:
Total assets............  $157,264    $169,026    $230,607    $177,849  $242,534
Total debt (including
 cash overdrafts).......    63,544      60,292     101,989      67,312   111,533
Stockholders' equity....  $ 50,454    $ 64,396    $ 80,496    $ 66,490  $ 81,201
Total debt to
 capitalization(j)......      55.7%       48.4%       55.9%       50.3%     57.9%

--------
(a) In May 1995, the Company acquired its wheel mounting operations for approximately $26.1 million.
(b) See "Recent Developments."
(c) Includes the effect of a $3.2 million special charge for the closure of a manufacturing facility and the cost of certain re-engineering efforts.
(d) Represents judgment received in a lawsuit with Abex Corporation.
(e) Includes the after-tax effect of extraordinary non-cash charges of $0.8 million ($0.10 per common share) in connection with the write-off of unamortized deferred financing costs related to the early extinguishment of debt and the after-tax cumulative effect of an accounting change of $1.2 million ($0.15 per common share) for certain postemployment benefits which were previously accounted for on a cash basis.
(f) Includes the after-tax effect of an extraordinary non-cash charge of $0.3 million ($0.03 per common share) in connection with the write-off of unamortized deferred financing costs related to the early extinguishment of debt.
(g) See "Description of the Notes--Certain Definitions" for a definition of Consolidated EBITDA. Consolidated EBITDA is presented because it is commonly used by certain investors and analysts to analyze and compare on the basis of operating performance and to determine a company's ability to service and incur debt, but is not a measure of financial performance under generally accepted accounting principles and does not necessarily indicate that cash flow will be sufficient to fund cash requirements. Accordingly, Consolidated EBITDA should not be considered in isolation from or as a substitute for net income, cash flows from operating activities or other consolidated income or cash flow statement data prepared in accordance with generally accepted accounting principles or as a measure of profitability or liquidity.
(h) See "Description of the Notes--Certain Definitions" for a definition of Consolidated Interest Expense. This ratio is not a measure of financial performance under generally accepted accounting principles and should not be considered in isolation from or as a substitute for other ratios or other financial data prepared in accordance with generally accepted accounting principles or as a measure of profitability or liquidity. The computation of these ratios, and such ratios for the year ended July 31, 1997 and for the three months ended October 31, 1997 on a pro forma basis, after giving effect to the Offering and the application of the net proceeds therefrom, is shown on the next page.
(i) Earnings and fixed charges include the items shown on the next page. The computation of these ratios, and such ratios for the year ended July 31, 1997 and for the three months ended October 31, 1997 on a pro forma basis, after giving effect to the Offering at an assumed interest rate of 9.0% and the application of the net proceeds therefrom, is shown on the next page.
(j) Capitalization includes total debt and stockholders' equity. On an adjusted basis, after giving effect to the Offering and the application of the net proceeds therefrom, total debt to capitalization as of October 31, 1997 would have been 58.1%. This adjusted data does not include shares of Common Stock issued in connection with the Company's acquisition of URSG. See "Recent Developments."

                                         ACTUAL                          PRO FORMA(A)
                          -----------------------------------------  -------------------
                                                                                 FOR THE
                                                     FOR THE THREE   FOR THE      THREE
                               FOR THE YEAR          MONTHS ENDED      YEAR      MONTHS
                              ENDED JULY 31,          OCTOBER 31,     ENDED       ENDED
                          -------------------------  --------------  JULY 31,  OCTOBER 31,
                           1995     1996     1997     1996    1997     1997       1997
                          -------  -------  -------  ------  ------  --------  -----------
                                        (IN THOUSANDS, EXCEPT RATIOS)
Income before
 extraordinary items and
 cumulative effect of
 accounting change......  $11,685  $ 8,448   $3,601  $  479  $  705  $ 3,301     $  630
Add back:
 Provision for income
  taxes.................    7,619    4,726    2,951     331     552    2,751        502
 Interest expense
  (excluding deferred
  financing cost
  amortization).........    3,387    5,239    7,016   1,275   2,185    7,356      2,270
 Interest portion of
  rent expense..........      533      633      833     171     180      833        180
 Depreciation and
  amortization
  (excluding deferred
  financing cost
  amortization).........    7,634   10,850   12,050   2,672   3,148   12,050      3,148
 Special charge.........       --    3,155       --      --      --       --         --
                          -------  -------  -------  ------  ------  -------     ------
   Consolidated EBITDA..   30,858   33,051   26,451   4,928   6,770   26,291      6,730
Consolidated Interest
 Expense:
 Interest expense
  (excluding deferred
  financing cost
  amortization).........    3,387    5,239    7,016   1,275   2,185    7,356      2,270
 Interest portion of
  rent expense..........      533      633      833     171     180      833        180
                          -------  -------  -------  ------  ------  -------     ------
   Consolidated Interest
    Expense.............  $ 3,920  $ 5,872  $ 7,849  $1,446  $2,365  $ 8,189     $2,450
Ratio of Consolidated
 EBITDA to Consolidated
 Interest Expense.......     7.87x    5.63x    3.37x   3.41x   2.86x    3.21x      2.75x
Income before income
 taxes, extraordinary
 items and cumulative
 effect of accounting
 change.................  $19,304  $13,174  $ 6,552  $  810  $1,257  $ 6,052     $1,132
Add fixed charges:
 Interest expense
  (excluding deferred
  financing cost
  amortization).........    3,387    5,239    7,016   1,275   2,185    7,356      2,270
 Amortization of
  deferred financing
  costs.................      275      172      362      53     129      523        169
 Interest portion of
  rent expense..........      533      633      833     171     180      833        180
                          -------  -------  -------  ------  ------  -------     ------
   Total fixed charges..    4,195    6,044    8,211   1,499   2,494    8,712      2,619
                          -------  -------  -------  ------  ------  -------     ------
   Adjusted earnings....  $23,499  $19,218  $14,763  $2,309  $3,751  $14,764     $3,751
Ratio of earnings to
 fixed charges..........     5.60x    3.18x    1.80x   1.54x   1.50x    1.69x      1.43x

--------
(a) The pro forma data give effect to the Offering at an assumed interest rate of 9.0% on the Notes and the application of the net proceeds therefrom, but does not include results of operations of URSG (which the Company acquired effective at the beginning of the second quarter of fiscal 1998). See "Recent Developments."

                                 RISK FACTORS

  Prospective investors should consider carefully the specific risk factors set forth below, as well as the other information set forth or incorporated by reference in this Prospectus Supplement, prior to purchasing the Notes offered hereby.

HIGH LEVERAGE

  The Company is highly leveraged. At October 31, 1997, the Company had approximately $111.5 million of indebtedness. Following the consummation of the Offering, the Company will remain highly leveraged and will have the ability to incur significant additional indebtedness. Accordingly, (i) the Company will have significant interest expense and principal repayment obligations; (ii) the ability of the Company to satisfy its obligations (including its debt service requirements relating to the Notes and the other indebtedness that will remain outstanding following consummation of this Offering) will depend on achieving satisfactory operating results, which will be subject to prevailing economic conditions and financial, business and other factors, many of which are beyond the control of the Company; (iii) the outstanding indebtedness may limit the Company's ability to effect future financings, to make capital expenditures or acquisitions and to take advantage of other business opportunities that may arise, and may otherwise restrict corporate activities; and (iv) a portion of the Company's indebtedness will be subject to fluctuations in interest rates. See "Capitalization."

INABILITY TO REFINANCE OR REPAY INDEBTEDNESS AT MATURITY

  Following the consummation of the Offering, the Company will have substantial indebtedness. The Company will have the ability to incur, subject to certain limitations, up to $90.0 million of indebtedness under the Second Amended and Restated Loan and Security Agreement, dated as of January 31, 1997, as amended (the "Credit Agreement"), among the Company, Deco and AST, as Borrowers, the financial institutions named therein, as Lenders, and American National Bank and Trust Company of Chicago, as Agent, which indebtedness will mature in 2000. There can be no assurance that the Company will be able to meet its debt service requirements from operating cash flow through 2004. In addition, if the Company is unable to comply with the financial and operating covenants under the Credit Agreement, the 9 1/8% Notes or the Notes, or otherwise defaults under the Credit Agreement, the 9 1/8% Notes or the Notes, it may need to refinance amounts borrowed thereunder prior to 2000, January 2004 or December 2004, respectively. The Company does not expect to be able to repay the indebtedness maturing in 2000 through 2004 from operating cash flows. Accordingly, the Company currently expects to refinance the indebtedness represented by the Credit Agreement, the 9 1/8% Notes and the Notes. The Company may determine that it is necessary to include an equity offering as a component of any proposed refinancing. The Company's ability to refinance this indebtedness, including its ability to issue equity, will be dependent on its future operating results and cash flow from operations, which are in turn dependent upon a number of factors, including prevailing economic conditions and financial, business and other factors, many of which are beyond the control of the Company. There can be no assurance that the Company will be able to refinance its indebtedness under the Credit Agreement, the 9 1/8% Notes and the Notes, if necessary, at maturity. For a discussion of the possible consequences of an event of default under the Credit Agreement, see "--Subordination of the Notes."

SOURCES OF PAYMENTS TO HOLDERS

  No sinking fund will be created to repay the Notes upon maturity or earlier redemption or repurchase. The principal source of funds for the Company's payment of principal and interest on the Notes will be cash generated from operations or refinancing of the Notes upon their maturity or earlier redemption or repurchase.

LIMITED COVENANTS

  The covenants in the Indenture are limited and may not protect Holders in the event of a material adverse change in the Company's financial condition or results of operations. Therefore, neither the covenants nor the other provisions of the Indenture should be a significant factor in evaluating whether the Company will be able to comply with its obligations with respect to the Notes. See "Description of the Notes--Certain Covenants of the Company."

SUBORDINATION OF THE NOTES

  The payment of the principal of and interest on the Notes will be general unsecured obligations of the Company, will be subordinated in right of payment to all existing and future Senior Indebtedness of the Company and will be structurally subordinated to all existing and future indebtedness and other liabilities of the Company's subsidiaries. The Notes will rank pari passu with the 9 1/8% Notes and with any future senior subordinated indebtedness of the Company and will rank senior to all other subordinated indebtedness of the Company. Upon consummation of the Offering, only the capital stock of the Company will be junior to the Notes. As a result of the subordination provisions, Holders may, in the event of insolvency or similar event of the Company, recover less ratably than holders of Senior Indebtedness. In addition, under certain circumstances, no payments may be made with respect to the principal of or interest on the Notes if there exists (and has not been waived) a non-payment default or certain other defaults with respect to the Credit Agreement or other Senior Indebtedness. See "Description of the Notes-- Subordination."

ABSENCE OF A MARKET FOR THE NOTES

  The Notes will likely have no active trading market, and the Company does not intend to list the Notes on any securities exchange or have them included for quotation on any quotation system. Although the Underwriters have indicated an intention to make a market in the Notes, no Underwriter is obligated to make such a market and any market making may be discontinued at any time at the sole discretion of such Underwriters. If the Notes are traded after their original issuance, they may trade at a discount to their principal amount. Without an active market, it may be difficult to sell the Notes.

CHANGE OF CONTROL

  In the event of a Change of Control, the Company is required promptly to make an offer to repurchase all outstanding Notes at a purchase price in cash in an amount equal to 103% of the principal amount thereof, plus accrued and unpaid interest, if any, if prior to December 31, 2000 or 101% of the principal amount thereof, plus accrued and unpaid interest, if any, if on or after December 31, 2000. In the event of a Change of Control Default Event, the Company is required to redeem all outstanding Notes at a redemption price in cash in an amount equal to 103% of the principal amount thereof, plus accrued and unpaid interest, if any, if prior to December 31, 2000 or 101% of the principal amount thereof, plus accrued and unpaid interest, if any, if on or after December 31, 2000.

  Due to the highly leveraged structure of the Company, the Company may be unable to repurchase or redeem the Notes upon the occurrence of a Change of Control or a Change of Control Default Event. In addition, any such Change of Control or Change of Control Default Event would constitute an event of default under the Credit Agreement with the result that the lenders could declare the loans under the Credit Agreement to be immediately due and payable. In such events, the holders of all such obligations could seek to pursue various contractual and legal remedies against the Company. If the Company were unable to pay all amounts that would become due in respect of all such obligations in such circumstance, it could result in the liquidation, reorganization, dissolution or other winding-up of the Company or any of its subsidiaries, or an assignment for the benefit of its creditors or a marshaling of the Company's assets and liabilities or the assets and liabilities of any of the Company's subsidiaries. The assets of the Company may be insufficient to pay the amounts due under the Credit Agreement and the Notes in such event. See "Description of the Notes--Subordination" and "-- Certain Covenants of the Company." For a description of the Company's ability to incur additional indebtedness, see "Description of the Notes--Certain Covenants of the Company--Limitation on Additional Indebtedness."

INDUSTRY CYCLICALITY

  Demand for railroad products generally fluctuates in line with overall economic conditions. In economic downturns, railroads may defer certain expenditures in order to conserve cash in the short term. Also, reductions in freight traffic due to economic downturns or other factors may reduce demand for the Company's replacement products by reducing wear. In economic upturns, railroads, particularly Class I railroads, experience heavier traffic demands that can cause problems associated with congestion. The operational problems related to congestion have an unpredictable impact on railroad expenditures for new and replacement products, including those sold by the Company. It is possible that during periods of peak usage, railroads might defer certain expenditures due to management's need to address the operational challenges caused by these conditions and due to possible reductions in volume caused by congested conditions. Such uncertainties may be exacerbated by certain other issues, such as the possibility of heightened government regulation during periods of congestion and the internal challenges of managing railroad operations as the Class I railroads continue to consolidate.

COMPETITION

  Although in North America there are only three other principal specialty trackwork manufacturers and two other principal railroad wheel producers, the markets served by the Company are competitive. The limited number of railroad customers, their efforts to reduce costs and excess industry capacity in certain of the Company's product lines historically have limited the Company's ability to increase prices. Some competitors have greater financial resources than the Company. Currently, no single company competes with the Company across all of its product lines. However, there can be no assurance that competition in one or more of its product lines will not reduce the Company's profitability. Historically, the Company has experienced limited foreign competition due to the specialized nature of many of its products, the importance of the Association of American Railroads product approvals, compliance with the American Railroad Engineering Association specifications and the cost of shipping. However, there can be no assurance that foreign competition will not increase in the future.

RELIANCE ON CERTAIN CUSTOMERS

  The Company's principal specialty trackwork customers are the North American Class I railroads, although the Company also sells specialty trackwork to a number of regional and short-line railroads as well as rail transit systems. The Company's wheel and wheel mounting customers include the Class I railroads, regional and short-line railroads, railcar and locomotive manufacturers and railroad service companies. The Company's metal brake shoe customers include railroads, rail transit systems and manufacturers of railcar and locomotive braking systems. The Company's largest customers are Burlington Northern Santa Fe Corp. and Union Pacific Railroad Company, which accounted for approximately 23% and 21%, respectively, of the Company's net sales for fiscal 1997. No other customer accounted for more than 10% of fiscal 1997 net sales. The Company's five largest customers accounted for approximately 58% of the Company's net sales during fiscal 1997. A significant decrease in business from any of these customers, or the loss of any major customer, could have a material adverse effect on the Company.

UNEVEN TRACKWORK SHIPMENT PATTERNS; SEASONALITY

  The peak season for installation of specialty trackwork extends from March through October, when weather conditions are generally favorable for installation, and, as a result, net sales of specialty trackwork have historically been more concentrated in the period from January to June, a period roughly corresponding to the second half of the Company's fiscal year. In addition, a number of the Company's facilities close for regularly scheduled maintenance in late summer and late December, which tends to reduce operating results during the first half of the Company's fiscal year. Consequently, the majority of the Company's net sales of specialty trackwork have historically occurred in the second half of its fiscal year. In addition, transit industry practice with respect to specialty trackwork generally involves the periodic shipment of large quantities, which may be unevenly distributed throughout the year. For fiscal 1997, sales of specialty trackwork products accounted for approximately 49% of the Company's net sales.

DEPENDENCE ON CONTINUOUS IMPROVEMENT OF PRODUCTION TECHNOLOGIES

  The ability of the Company to continue to meet customer specifications with respect to performance, cost, quality, delivery time and service will depend, in part, upon the Company's ability to remain technologically competitive with its production processes. The Company's business may therefore require from time to time significant additional capital or other resources to meet this continuing challenge. In addition, improvements to production processes may cause significant disruption to the normal manufacturing process flow. The Company is currently upgrading its foundry process at its Calera, Alabama railcar wheel and idler wheel plant. The Company is also restructuring its trackwork plants in the areas of manufacturing, engineering design and order processing in Chicago Heights, Illinois; Pueblo, Colorado; Anderson, Indiana; and Superior, Wisconsin to significantly cut lead times and reduce inventories. The inability of the Company to continuously improve its production technologies in order to remain competitive could have a material adverse effect on the Company's business.

RISKS OF FOREIGN MANUFACTURING

  The Company is subject to numerous risks inherent in foreign manufacturing, including the following: fluctuations in currency exchange rates; economic and political instability; restrictive actions by foreign governments; the laws and policies of the United States affecting the importation of goods (including duties, quotas and taxes); and trade and foreign tax laws.

LABOR RELATIONS

  Labor unions represent approximately 65% of the Company's employees. The Company believes that its labor relations are good. There can be no assurance, however, that work stoppages will not occur in the future in connection with contract negotiations or otherwise, or of the outcome of future contract negotiations.

ENVIRONMENTAL COMPLIANCE

  The Company is subject to a variety of environmental laws and regulations governing discharges to air and water, the handling, storage and disposal of hazardous or solid waste materials and the remediation of contamination associated with releases of hazardous substances. Although the Company believes it is in material compliance with all of the various regulations applicable to its business, there can be no assurance that requirements will not change in the future or that the Company will not incur significant costs to comply with such requirements.

                              RECENT DEVELOPMENTS

  The Company has entered into an agreement to acquire certain patents and other intellectual property and other rights that relate to rail hardening and specialty trackwork hardening products from Permatrack Systems Inc. The Company currently expects the transaction to close during the second quarter of fiscal 1998; however, there can be no assurances that the conditions to closing, which are usual and customary, will be met and that the transaction will be consummated.

  Effective at the beginning of the second quarter of fiscal 1998, the Company acquired URSG, a leading independent provider of signal engineering services to the railroad industry.

                                USE OF PROCEEDS

  The net proceeds to be received by the Company from the sale of the Notes in the Offering (after deducting the underwriting discount and estimated offering expenses payable by the Company) are estimated to be $23.9 million. The Company will use the net proceeds to repay certain outstanding indebtedness under the Credit Agreement. As of October 31, 1997, the Company had $42.6 million of indebtedness outstanding under the Credit Agreement. The weighted average interest rate on such indebtedness was 8.2% per annum as of October 31, 1997. Future borrowings under the Credit Agreement will be used for general corporate purposes, which may include acquiring new businesses or making strategic investments in companies that complement the Company's business lines and strategies. The Company has no understandings or agreements with respect to any material acquisition. See "Description of Certain Other Indebtedness--Credit Agreement."

                      RATIO OF EARNINGS TO FIXED CHARGES

  Set forth below are the ratios of earnings to fixed charges (unaudited) for the Company for the last five years:

                               YEAR ENDED JULY 31,
                               -------------------
           1993            1994                    1995                    1996                    1997
           ----            ----                    ----                    ----                    ----
           2.21x           4.05x                   5.60x                   3.18x                   1.80x

  For the purpose of computing the ratios of earnings to fixed charges, earnings have been calculated by adding fixed charges to income before income taxes, cumulative effect of accounting change and extraordinary items. Fixed charges represent interest expense, amortization of deferred financing costs and the interest portion of rent expense.

                   DESCRIPTION OF CERTAIN OTHER INDEBTEDNESS

CREDIT AGREEMENT

  GENERAL

  The Credit Agreement consists of a $90.0 million revolving credit line. At October 31, 1997, the Company had $42.6 million of indebtedness outstanding under the Credit Agreement and $15.3 million of remaining availability. On August 8, 1997, the Credit Agreement was amended to, among other things, add AST as a borrower. Concurrently with the consummation of the Offering, the Credit Agreement will be amended to permit the Company to incur the indebtedness evidenced by the Notes offered hereby.

  INTEREST RATES

  Interest on all amounts borrowed under the Credit Agreement generally is payable monthly, in arrears, at one of the following rates at the option of the Company: (i) base rate (as defined) plus 0.5% or (ii) LIBOR (as defined) plus 2.0%.

  COLLATERAL

  The Company's obligations are secured by security interests in substantially all of the assets of the Company except for certain excluded properties securing purchase money financing provided by Creditanstalt Corporate Finance, Inc., pursuant to a Loan and Letter of Credit Reimbursement Agreement dated as of July 20, 1995. The Credit Agreement provides that upon the repayment of all of the indebtedness and obligations for which any such excluded property is collateral and the release by the holder of such indebtedness of all of its liens on and security interests in such excluded property, such excluded property will become additional collateral securing the Company's obligations under the Credit Agreement.

  CERTAIN FINANCIAL COVENANTS UNDER THE CREDIT AGREEMENT

  Minimum Consolidated Net Worth. The Company must maintain consolidated net worth (as defined) at the end of each of its fiscal quarters at an amount not less than the sum of (i) $63.2 million, plus (ii) 50% of net income (as defined) for each fiscal quarter ended after October 31, 1996 (or plus zero for any such fiscal quarter if net income for such period is negative) plus
(iii) 85% of the fair market value (as defined) of net proceeds from the issuance, sale or other transfer of any capital stock, options or warrants, occurring after October 31, 1996.

  Interest Coverage Ratio. The Company will not permit the interest coverage ratio (defined as an amount equal to the consolidated ratio of EBITDA (as defined) to interest expense (as defined) for the Company and certain of its subsidiaries) for any period of four consecutive quarters to be less than 2.6 to 1.0.

  Maximum Capital Expenditures. In any period of four consecutive fiscal quarters, with certain exceptions (which include capital expenditures arising under capitalized leases), the Company and its subsidiaries will not make capital expenditures which in the aggregate are greater than the sum of (i) $12.0 million, plus (ii) the amount by which availability for borrowing by the Company under the Credit Agreement on the last day of such period is greater than $10.0 million. The Company received a waiver of compliance with this covenant for the fourth quarter of fiscal 1997 and the first quarter of fiscal 1998.

  Limitation on Additional Indebtedness. The Company will not, and will not permit any of its subsidiaries to, create, incur, assume, guarantee or be liable with respect to any funded debt (as defined) if, immediately giving effect to any such creation, incurrence, assumption or guarantee (including the retirement of any existing indebtedness from the proceeds of such additional funded debt), the aggregate amount of funded debt outstanding would exceed 70% of consolidated capitalization (as defined).

  EVENTS OF DEFAULT

  The Credit Agreement specifies a number of "events of default" including, among others (i) the failure to make timely principal and interest payments;
(ii) the failure to comply with certain covenants and financial tests contained in the Credit Agreement; (iii) the entry of judgment in excess of $1.0 million with respect to the Company, which remains unsatisfied for 40 consecutive days and is not covered by the Company's insurance policy; and
(iv) the filing of a notice of lien, levy or assessment with respect to all or a substantial part of the Company's assets by a governmental agency and is not released within 30 days after notice. Upon the occurrence of an event of default under the Credit Agreement, the lenders have the right to cease making loans, to terminate the Credit Agreement and to declare all amounts outstanding thereunder immediately due and payable. Because of Cross-acceleration provisions that apply with respect to the Notes, an acceleration of the indebtedness outstanding under the Credit Agreement could lead, subject to certain conditions, to an acceleration of repayment of the Notes.

                                CAPITALIZATION

  The following table sets forth the capitalization of the Company as of October 31, 1997 on an actual basis and as adjusted to give effect to the Offering and the application of the estimated net proceeds therefrom to reduce indebtedness as set forth under "Use of Proceeds." This information should be read in conjunction with the Company's consolidated financial statements and notes thereto incorporated by reference in this Prospectus Supplement.

                                                       AS OF OCTOBER 31, 1997
                                                      -------------------------
                                                                 AS ADJUSTED
                                                       ACTUAL  FOR THE OFFERING
                                                      -------- ----------------
                                                      (IN THOUSANDS, EXCEPT PER
                                                           SHARE AMOUNTS)
Cash overdrafts...................................... $  5,087     $  5,087
                                                      ========     ========
Current maturities of long-term debt................. $  2,405     $  2,405
                                                      ========     ========
Long-term debt (excluding current maturities):
  Credit Agreement................................... $ 42,620     $ 18,745
  Term loans.........................................    8,135        8,135
  Industrial revenue bonds and capital lease.........    3,286        3,286
  9 1/8% Senior Subordinated Notes Due 2004..........   50,000       50,000
     % Senior Subordinated Notes, Series B, Due 2004.      --        25,000
                                                      --------     --------
      Total long-term debt...........................  104,041      105,166
Stockholders' equity:
  Preferred Stock, $1.00 par value, 1,000 shares
   authorized, none issued or outstanding............      --           --
  Common Stock, $0.01 par value, 25,000 shares
   authorized, 8,954 shares issued and outstanding
   (a)...............................................       90           90
  Additional paid-in capital.........................   67,362       67,362
  Retained earnings..................................   13,749       13,749
                                                      --------     --------
      Total stockholders' equity.....................   81,201       81,201
                                                      --------     --------
      Total capitalization........................... $185,242     $186,367
                                                      ========     ========

--------
(a) Does not include shares of Common Stock that may be issued upon the exercise of outstanding stock options.

                            DESCRIPTION OF THE NOTES

  The following description of the terms of the Notes offered hereby (referred to in the Prospectus as the "Offered Debt Securities") supplements the description of the Debt Securities set forth in the Prospectus under the heading "Description of the Debt Securities," to which description reference is hereby made. Such descriptions of certain provisions of the Notes and the Indenture do not purport to be complete and are qualified in their entirety by reference to, all the provisions of the Notes and the Indenture, including the definitions therein of certain terms (certain of which are summarized under "-- Certain Definitions"). Wherever particular provisions or defined terms of the Indenture (defined below) are referred to, such provisions or defined terms are incorporated herein by reference as part of the statements made herein. A form of the Indenture, including a form of the Notes, is filed as an exhibit to the Registration Statement of which this Prospectus Supplement is a part.

GENERAL

  The Notes will be general unsecured obligations of the Company, will be limited to $25 million aggregate principal amount and will mature on December 31, 2004. Interest on the Notes will be payable on the first day of each month, commencing February 1, 1998 at the rate of interest stated on the cover page of this Prospectus Supplement. The Regular Record Date shall be the last business day of the month prior to the applicable Interest Payment Date. Interest is payable in arrears for the period preceding each Interest Payment Date. The first interest payment will be calculated from the date of delivery of the Notes through January 31, 1998. The Notes will mature on December 31, 2004, unless (i) repurchased earlier at the option of the Company, (ii) mandatorily redeemed by the Company under certain circumstances or (iii) redeemed by the Company at the request of the Holder under certain circumstances. See "-- Certain Covenants of the Company--Repurchase or Redemption of Notes Upon Change of Control," "--Consolidation, Merger and Sale of Assets" and "Description of the Debt Securities--Optional Redemption." Principal of and interest on the Notes will be payable at the office maintained for such purposes, which initially shall be the office of the Trustee in Chicago, Illinois. The beneficial interests of the book-entry Notes will be transferable or exchangeable without a service charge to the beneficial owner thereof, provided, however, such transfer or exchange may be subject to brokerage charges and the Company may require a payment by such beneficial owner to cover taxes or other government charges. The Notes will initially be issued in book-entry form only, through The Depository Trust Company ("DTC"), and, except as described herein, the Notes will not be issuable in definitive certificate form to any holder other than DTC or its nominees. See "--Book-Entry System."

  The Notes will be issued under an Indenture dated as of January 15, 1997 between the Company and the Trustee, as supplemented by the First Supplemental Indenture dated as of January 15, 1997 between the Company and the Trustee, and certain terms of the Notes will be set forth in an Officer's Certificate (collectively, the "Indenture").

  The Notes will not be entitled to the benefit of any mandatory sinking fund for the retirement of principal.

BOOK-ENTRY SYSTEM

  The Notes will be issued pursuant to a book-entry system only, and upon their issuance, the Notes will be represented by a single fully registered global note ("Global Note"). Such Global Note will be deposited with, or on behalf of, DTC, as depositary, and registered in the name of Cede & Co. as the nominee of DTC. No investor will be entitled to receive a certificate representing such person's interest in the Notes, except in the limited circumstances described below. Unless and until it is exchanged in whole or in part for Notes in certificate form, the Global Note may not be transferred except as a whole by DTC to a nominee of DTC or by a nominee of DTC to another depositary.

  DTC is a limited-purpose trust company organized under the Banking Law of the State of New York, a banking organization within the meaning of the New York Banking Law, a member of the Federal Reserve System, a "clearing corporation" within the meaning of the New York Uniform Commercial Code, and a "clearing agency" registered pursuant to the provisions of Section 17A of the Securities Exchange Act of 1934, as amended ("Exchange Act"). DTC was created to hold securities of its participants ("Participants") and to facilitate the clearance and settlement of transactions among its Participants in such securities through electronic book-entry changes in accounts of the Participants, thereby eliminating the need for physical movement of securities certificates. DTC's Participants include securities brokers and dealers (including the Underwriters), banks, trust companies, clearing corporations, and certain other organizations, some of whom (and/or their representatives) own DTC. Indirect access to the book-entry system is also available to others, such as banks, brokers, dealers and trust companies, that clear through or maintain a custodial relationship with a Participant, either directly or indirectly ("Indirect Participants").

  DTC is the owner of the Notes for record purposes only and Cede & Co. is treated as the sole registered owner for purposes of the Indenture. DTC, in turn, recognizes only the Participants recorded on its book-entry register as the owners for purposes of payments on the Notes or the distribution of notices and other information. The actual purchasers of or investors in the Notes have their beneficial ownership rights recorded on the books of the Participant with which such beneficial owner has its account. Payments of principal and interest are distributed by the Company solely to DTC. DTC will then remit payments to Participants who in turn are responsible for the distribution of such payments to the beneficial owners. The ownership interests of beneficial owners are transferred on the books of the Participants. Because DTC can only act on behalf of Participants, who in turn act on behalf of Indirect Participants, if applicable, the ability of a beneficial owner to pledge the Notes to persons or entities that do not participate in the DTC system, or to otherwise act with respect to such Notes, may be limited due to the lack of a physical certificate for such Notes. In addition, the laws of some states may require that certain purchasers of securities take physical delivery of securities in certificate form. Accordingly, a beneficial owner's ability to own, transfer or pledge beneficial interests in the Notes may be impaired.

  So long as DTC, or Cede & Co. as its nominee, is the registered owner of a Global Note (i.e., the Holder), DTC or its nominee will be considered the sole Holder for all purposes under the Indenture. Except as provided below, beneficial owners will not be entitled to have the Notes registered in their names, will not receive or be entitled to receive physical delivery of the Notes and will not be considered Holders under the Indenture. Accordingly, each beneficial owner must rely on the procedures of DTC and the Participants or the Indirect Participants through which such person owns its interest, to exercise any rights under the Indenture. DTC has advised the Company that it will take any action permitted to be taken by a Holder under the Indenture only at the direction of one or more Participants to whose accounts with DTC the Notes are credited. Additionally, DTC has advised the Company that, if any action requires approval by Holders of a certain percentage of the Notes, DTC will take such action only at the direction of and on behalf of Participants credited with ownership of Notes in an aggregate amount that satisfies any such percentage. Conveyance of notices and other communications by DTC to Participants, by Participants to Indirect Participants and by Direct and Indirect participants to beneficial owners will be generated by arrangements among them, subject to any statutory or regulatory requirements as may be in effect.

  Payment of principal of, and interest on, Notes registered in the name of DTC or its nominee will be made to DTC or its nominee, as the case may be, in same day funds. Neither the Company, the Trustee nor any other agent of the Company or the Trustee will have any responsibility or liability for any aspect of the records relating to, or payments made on account of, beneficial ownership interests or for supervising or reviewing any records relating to such beneficial ownership interests. The Company expects that DTC, upon receipt of any payment of principal or interest, will credit the accounts of the Participants with payments in same day funds in amounts proportionate to their respective interests in such Global Note as shown on the records of DTC in accordance with the procedures of DTC. The Company also expects that payments by Participants to beneficial owners will be governed by standing customer instructions and customary practices and recognizes that such payments will be the responsibility of such Participants.

  If (i) DTC is at any time unwilling or unable to continue as depositary or ceases to be a clearing agency registered under the Exchange Act and the Company does not appoint a successor depositary, (ii) the Company determines that the Notes shall no longer be represented by a Global Note, or (iii) the Trustee is properly notified that an Event of Default has occurred and is continuing with respect to the Notes, or any event which after notice or lapse of time, or both, would constitute an Event of Default, the Global Note will be transferable or exchangeable for Notes in certificate form of like tenor and of an equal aggregate principal amount in denominations of $1,000 and integral multiples thereof.

  The information in this section concerning the DTC and DTC's book-entry system has been obtained from sources that the Company believes to be reliable but the Company takes no responsibility for the accuracy thereof.

SUBORDINATION

  The payment of the principal of and interest on the Notes will be general unsecured obligations of the Company, and will be subordinated in right of payment to all existing and future Senior Indebtedness of the Company and will be structurally subordinated to all existing and future indebtedness and other liabilities of the Company's subsidiaries. The Notes will rank pari passu with the 9 1/8% Notes and with any future senior subordinated indebtedness of the Company and will rank senior to all other subordinated indebtedness of the Company. Upon consummation of the Offering, only the capital stock of the Company will be junior to the Notes. In addition, under certain circumstances, no payments may be made generally for a period of 180 days with respect to the principal of or interest on the Notes if there exists (and has not been waived) a non-payment default or certain other defaults with respect to the Credit Agreement or other Senior Indebtedness.

  Upon any distribution to creditors of the Company in a liquidation or dissolution of the Company or in a bankruptcy, reorganization, insolvency, receivership or similar proceeding relating to the Company or its property, an assignment for the benefit of creditors or any marshaling of the Company's assets and liabilities, the holders of Senior Indebtedness will be entitled to receive payment in full of all obligations due in respect of such Senior Indebtedness (including interest after the commencement of any such proceeding at the rate specified in the documents relating to the applicable Senior Indebtedness) before the Holders will be entitled to receive any payment with respect to the Notes, and until all obligations with respect to Senior Indebtedness are paid in full, any distribution to which Holders would be entitled shall be made to the holders of Senior Indebtedness (except that Holders may receive (i) securities that are subordinated at least to the same extent as the Notes are to Senior Indebtedness and (ii) payments made from the trust described in the Prospectus under the heading "Descriptions of the Debt Securities--Defeasance and Covenant Defeasance").

  As a result of the subordination provisions described above, in the event of an insolvency or similar event of the Company, Holders may recover less ratably than holders of Senior Indebtedness. On a pro forma basis, after giving effect to the Offering and the application of the net proceeds therefrom, the Company, excluding its subsidiaries, would have had approximately $29.8 million of Senior Indebtedness outstanding and its subsidiaries would have had approximately $7.1 million of indebtedness and other liabilities outstanding as of October 31, 1997. The Indenture and the Notes limit, subject to certain financial tests, the amount of additional indebtedness that the Company can incur. See "--Certain Covenants of the Company--Limitation on Additional Indebtedness," "--Maintenance of Operating Coverage Ratio" and "--Limitations on Other Senior Subordinated Indebtedness."

OPTIONAL REDEMPTION

  The Notes are not redeemable prior to December 31, 1999. At the option of the Company, and upon 30 days' written notice, the Notes may be redeemed at any time on or after December 31, 1999 and through December 30, 2000 in whole or in part, at 102% of the principal amount, plus accrued and unpaid interest, if any, to the date of redemption. At the option of the Company, and upon 30 days' written notice, the Notes may be redeemed at any time on or after December 31, 2000 in whole or in part, at 100% of the principal amount, plus accrued and unpaid interest, if any, to the date of redemption.

  The Credit Agreement contains other provisions that may also limit the Company's ability optionally to redeem the Notes. See "Description of Certain Other Indebtedness--Credit Agreement."

MANDATORY REDEMPTION

  The Notes are not subject to mandatory redemption prior to maturity, except as provided in "--Certain Covenants of the Company--Repurchase or Redemption of Notes Upon a Change of Control" and "--Consolidation, Merger and Sale of Assets."

CERTAIN COVENANTS OF THE COMPANY

  GENERAL

  The Indenture contains covenants that restrict the operations of the Company and its subsidiaries. The covenants provide Holders with an opportunity to accelerate redemption of the Notes after expiration of a grace period and notice in the event of (i) payment of dividends or other distributions on the Company's equity securities in excess of certain amounts, (ii) the failure of the Company to maintain a minimum Consolidated Net Worth, (iii) the incurrence of Funded Debt exceeding 75% of Consolidated Capitalization, (iv) the failure of the Company to maintain an Operating Coverage Ratio of at least 2.4:1 and
(v) certain mergers, consolidations and sales of assets. The ability to accelerate redemption of the Notes is intended to deter the Company from taking certain actions that could be potentially disadvantageous to Holders and also to allow Holders to seek redemption at a time when the Company's ability to fulfill its obligations may be greater than when an actual default in payment on the Notes occurs. Thus, the covenants are intended for the benefit of Holders, but do not protect them in all events or from the risk that the Company could default in payment on the Notes.

  Because of the nature of covenants generally, and the limited nature of the covenants in the Indenture, the covenants described below are unlikely to provide to Holders the right to accelerate the Notes in the event of certain material adverse changes in the financial condition or results of operations of the Company or of its subsidiaries. Therefore, the financial condition and results of operations of the Company and not the covenants and other provisions of the Indenture should be the primary factor in an evaluation of whether the Company will be able to satisfy its obligations with respect to the Notes.

  Although the Indenture contains certain financial and other covenants described below, such covenants otherwise offer no protection to Holders in the event of highly leveraged transactions or other transactions that may adversely affect Holders.

  REPURCHASE OR REDEMPTION OF NOTES UPON CHANGE OF CONTROL

  If a Change of Control occurs each Holder will have the right to require the Company to repurchase such Holder's Notes in whole or in part in integral multiples of $1,000, at a cash purchase price equal to 103% of the principal amount thereof, plus accrued and unpaid interest, if any, if prior to December 31, 2000 or 101% of the principal amount thereof, plus accrued and unpaid interest, if any, if on or after December 31, 2000. Such repurchase will be no earlier than 30 days nor more than 60 days from the date the Company notifies such Holders of the occurrence of a Change of Control. If a Change of Control Default Event occurs, the Company will be required to redeem all outstanding Notes, at a cash redemption price equal to 103% of the principal amount thereof, plus accrued and unpaid interest, if any, if prior to December 31, 2000 or 101% of the principal amount thereof, plus accrued and unpaid interest, if any, if on or after December 31, 2000. Such redemption will be no earlier than 30 days nor more than 60 days from the date the Company notifies such Holders of the occurrence of a Change of Control Default Event. There can be no assurance that sufficient funds will be available at the time of any Change of Control or Change of Control Default Event to make any required repurchases or redemptions. The Company may only effect such repurchases or redemptions either with the consent of the lenders under the Credit Agreement or by repaying amounts owed to such lenders under the Credit Agreement. The failure to satisfy either such condition would constitute a default with respect to the Notes. In addition, the Company's ability to repurchase or redeem Notes following a Change of Control or a Change of Control Default Event may be limited by the terms of the existing Senior Indebtedness including, without limitation, the subordination provisions described above under "--Subordination." Therefore, a requirement that the Company repurchase or redeem the Notes could cause a default with respect to the Notes even if the Change of Control or Change of Control Default Event would not, due to the financial effect of such repurchase on the Company. Failure of the Company to repurchase or redeem the Notes in the event of a Change of Control or a Change of Control Default Event will create an Event of Default with respect to the Notes regardless of whether such repurchase or redemption is permitted by the subordination provisions.

  Under the Indenture, the Company is obligated to give notice to Holders within 30 days following a Change of Control specifying, among other things, the purchase price, the purchase date, the place at which Notes shall be presented and surrendered for purchase, that interest accrued to the purchase date will be paid upon such presentation and surrender and that interest will cease to accrue on Notes surrendered for purchase as of such purchase date. For a Holder properly to put its Notes to the Company for purchase, the Holder must give notice and present and surrender its Notes to the Company at the place specified in the Company's aforementioned notice at least 15 days prior to the purchase date. Any such tender by a Holder of Notes shall be irrevocable.

  Under the Indenture, the Company is obligated to give notice to Holders within 30 days following a Change of Control Default Event specifying, among other things, the redemption price, the redemption date, the place at which Notes shall be presented and surrendered for redemption, that interest accrued to the redemption date will be paid upon such presentation and surrender and that interest will cease to accrue on Notes surrendered for redemption as of such redemption date.

  The Change of Control and Change of Control Default Event repurchase and redemption features of the Notes may in certain circumstances make it more difficult to effect a takeover of the Company and may discourage such a takeover. Accordingly, the Change of Control and Change of Control Default Event repurchase and redemption features of the Notes may make it more difficult to effect the removal of the Company's incumbent management. The Change of Control and Change of Control Default Event purchase features, however, are not the result of management's knowledge of any specific effort to accumulate the Company's stock or to obtain control of the Company by means of a merger, tender offer, solicitation or otherwise, or part of a plan by management to adopt a series of antitakeover provisions. Instead, the Change of Control and Change of Control Default Event purchase features are a result of negotiations between the Company and the Underwriters. Management has no present intention to engage in a transaction involving a Change of Control, although it is possible that the Company would decide to do so in the future. Subject to the limitations discussed below, including the limitations on incurrence of additional Indebtedness and the issuance of certain securities, the Company could, in the future, enter into certain transactions, including acquisitions, refinancings or other recapitalizations, that would not constitute a Change of Control with respect to the Notes, but that could increase the amount of Senior Indebtedness (or any other Indebtedness) outstanding at such time or otherwise affect the Company's capital structure.

  RESTRICTIONS ON DIVIDENDS, REDEMPTIONS AND OTHER PAYMENTS

  The Indenture prohibits the payment of dividends and other distributions of the Company's capital stock and the purchase of such capital stock (whether through redemption or purchase), unless after giving effect thereto, the aggregate amount expended for those purposes subsequent to October 31, 1996, does not exceed the sum of (i) $13.2 million plus (ii) 50% of the aggregate Consolidated Net Income for each fiscal year commencing subsequent to fiscal 1997, plus (iii) 100% of the aggregate net proceeds received by the Company on account of any capital stock offering subsequent to January 1, 1998, plus (iv) 100% of the aggregate net proceeds received by the Company on account of any disposition of property received by the Company from such sales, less (v) 100% of the aggregate Consolidated Net Loss (as defined herein) for each fiscal year commencing subsequent to fiscal 1997. Notwithstanding the foregoing, the Company is not prohibited from (1) (a) issuing capital stock or (b) purchasing its capital stock (whether through redemption or purchase) in connection with the investment by the Company in another asset or business or (2) paying dividends and making other distributions with respect to the Company's capital stock pursuant to the Rights Agreement (defined in the Prospectus, see "Description of

Capital Stock--Common Stock, Rights and Series A Preferred Stock"), as amended by Amendment Number One to the Rights Agreement, dated as of November 18, 1996, between the Company and LaSalle National Trust, N.A., as Rights Agent.

  MINIMUM CONSOLIDATED NET WORTH

  The Company will maintain Consolidated Net Worth at the end of each fiscal quarter at an amount not less than the sum of (i) $56.6 million (85% of Consolidated Net Worth as of October 31, 1996), plus (ii) 35% of Consolidated Net Income for each fiscal quarter ending after October 31, 1996 plus (iii) 85% of the amount of the net proceeds from the sale of any of the Company's or its subsidiaries' capital stock, options or warrants computed on a cumulative basis. As of October 31, 1997, the Company's Consolidated Net Worth was $81.2 million; the covenant described above required the Company to maintain Consolidated Net Worth at an amount not less than $67.9 million at October 31, 1997.

  LIMITATION ON ADDITIONAL INDEBTEDNESS

  The Company will not, and will not permit any of its subsidiaries to, create, incur, assume, guarantee or be liable with respect to any Funded Debt if, immediately after giving effect to any such creation, incurrence, assumption or guarantee (including the retirement of any existing Indebtedness from the proceeds of such additional Funded Debt), the aggregate amount of Funded Debt outstanding would exceed 75% of Consolidated Capitalization.

  MAINTENANCE OF OPERATING COVERAGE RATIO

  The Company will maintain, at the end of each of its fiscal quarters, an Operating Coverage Ratio with respect to the four consecutive fiscal quarters then ended taken as a whole of at least 2.4:1.0.

  LIMITATION ON OTHER SUBORDINATED INDEBTEDNESS

  The Company will not, directly or indirectly, incur any Indebtedness that by its terms (or by the terms of the agreement governing such Indebtedness) is subordinate in right of payment to any other Indebtedness of the Company unless such Indebtedness is also by its terms (or the terms of the agreement governing such Indebtedness) made expressly either (i) pari passu in right of payment with the Notes or (ii) subordinate in right of payment to the Notes in the same manner and at least to the same extent as the Notes are subordinate to Senior Indebtedness.

  CONSOLIDATION, MERGER AND SALE OF ASSETS

  The Company may not consolidate with, or sell or convey all or substantially all of its assets to, or merge with or into any other person or entity unless
(i) either the Company is the continuing corporation, or the successor is a corporation organized and existing under the laws of the United States or a state thereof and the successor corporation expressly assumes by an indenture supplement the Company's obligations on the Notes and under the Indenture;
(ii) the Company or the successor corporation, as the case may be, is not immediately after the merger or consolidation, or the sale or conveyance, in default in the performance of any covenant or condition under the Indenture; and (iii) after giving effect to the transaction, no Event of Default, and no event that, after notice or lapse of time or both, would become an Event of Default, shall have occurred or be continuing. See "Repurchase or Redemption of the Notes Upon Change of Control."

EVENTS OF DEFAULT

  In addition to the Events of Default described in the Prospectus under "Description of the Debt Securities--Events of Default," the following events will constitute Events of Default with respect to the Notes: (i) the entry by a court having jurisdiction in the premises of a decree or order or decrees or orders adjudging the Company or any of its subsidiaries liable for the payment of money of at least in the aggregate $6.0 million, and the continuance of any such decrees or orders unstayed, unbonded or otherwise uncontested and in effect for a period of 90 consecutive days, and (ii) if because of an event of default as defined in any mortgage, indenture, bond, debenture, note, or instrument under which there may be issued, or by which there may be secured or evidenced, any indebtedness of the Company or any of its subsidiaries for money borrowed, whether such indebtedness now exists or shall hereafter be created, more than $6.0 million (either individually or in the aggregate) (or its equivalent in any other currency) in principal amount of such indebtedness becomes or is declared due and payable before the date on which it would otherwise become due and payable (in which case the Company shall give notice to the Trustee of such default as soon as is reasonably practicable), and that acceleration shall not be rescinded or annulled, or such indebtedness shall not have been discharged, within a period of 30 days after there has been given, by registered or certified mail, to the Company by the Trustee or to the Company and the Trustee by Holders of at least 25% in principal amount of the Notes a written notice specifying such acceleration and requiring the Company to cause the acceleration to be rescinded or annulled or to cause that indebtedness to be discharged and stating that the notice is a "Notice of Default" under the Indenture.

DEFEASANCE

  The Company may elect, at its option at any time, to have the provisions of the Indenture described under "Description of the Debt Securities-- Defeasance--Defeasance and Covenant Defeasance" in the Prospectus apply with respect to the Notes.

MODIFICATION AND WAIVER

  Without the consent of any Holder, the Company and the Trustee may enter into one or more supplemental indentures, described under "Description of the Debt Securities--Modification and Waiver" in the Prospectus.

CERTAIN DEFINITIONS

  "Change of Control" means the occurrence of one or more of the following events, whether or not approved by the Board of Directors:

    (1) any Person or any Persons acting together that would constitute a "group" for purposes of Section 13(d) of the Exchange Act (a "Group"), together with any Affiliates thereof, other than any employee stock ownership plan of the Company or the trusts for any other employee stock ownership, benefit or pension plans of the Company or any subsidiary, shall beneficially own (as defined in Rule 13d-3 of the Commission) at least 50% of the Voting Stock of the Company;

    (2) any one Person or Group (other than the Board of Directors of the Company as it may be constituted from time to time), or any Affiliates thereof, shall succeed in having sufficient of its or their nominees elected to the Board of Directors of the Company such that such nominees, when added to any existing director remaining on the Board of Directors of the Company after such election who is an Affiliate of such Group, shall constitute a majority of the Board of Directors of the Company;

    (3) any sale, lease, exchange or other transfer (in one transaction of a series of related transactions) of all, or substantially all, the assets of the Company to any Person or Group;

    (4) the shareholders of the Company shall approve any plan for the liquidation or dissolution of the Company; or

    (5) the merger or consolidation of the Company with or into another corporation or the merger of another corporation into the Company with the effect that immediately after such transaction any Person or Group holds more than 50% of the Voting Stock of the surviving corporation of such merger or consolidation.

  "Change of Control Default Event" means (i) the Company or the successor corporation, as the case may be, is immediately after the Change of Control, in default in the performance of any covenant or condition under the Indenture or the Notes or (ii) after giving effect to the Change of Control, an Event of Default or an event that, after notice or lapse of time or both, would become an Event of Default, shall have occurred or be continuing.

  "Consolidated Capitalization" means the sum of (i) Funded Debt plus (ii) Consolidated Net Worth.

  "Consolidated EBITDA" means the sum of (i) Consolidated Net Income for a period (which excludes special charges or gains (including income taxes thereon), the cumulative effect of accounting changes and extraordinary items), plus (ii) provision for income taxes of the Company during such period, plus (iii) depreciation and amortization expense of the Company accrued during such period (but only to the extent not included in Consolidated Interest Expense) plus (iv) Consolidated Interest Expense during such period.

  "Consolidated Interest Expense" of the Company means the sum of (i) its interest expense for borrowed money for a period plus (ii) its imputed interest expense on capitalized leases for such period plus (iii) one-third of rent expense under its operating leases for such period.

  "Consolidated Net Income (Loss)" means the amount of net income (loss) of the Company, for a period; provided however, that there shall not be included in Consolidated Net Income (i) any net income (loss) of a subsidiary for any period during which it was not a consolidated subsidiary, (ii) any net income
(loss) of businesses, properties or assets acquired or disposed of (by way of merger, consolidation, purchase, sale or otherwise) by the Company or any subsidiary for such period prior to the acquisition thereof or subsequent to the disposition thereof, (iii) the cumulative effect of accounting changes and extraordinary items during such period or (iv) special charges or gains (including income taxes thereon) during such period.

  "Consolidated Net Worth" means at any time the excess, after making appropriate deductions for any minority interest in the net worth of consolidated subsidiaries, of (i) the assets of the Company over (ii) the liabilities of the Company; provided however, that any write-up in the book value of any assets acquired subsequent to the date of the Officer's Certificate relating to the Notes (other than a write-up required for assets acquired in connection with the purchase of a Person or business and taken at the time of such acquisition) shall not be taken into account.

  "Designated Senior Indebtedness" means all Indebtedness and Obligations heretofore, now or hereinafter arising under or in connection with the Credit Agreement, including, without limitation, all "Liabilities" (as such term is defined in the Credit Agreement).

  "Funded Debt" means any of the following obligations of the Company which by its terms matures at or is extendible or renewable at the sole option of the obligor without requiring the consent of the obligee to a date more than twelve months after the date of the creation of incurrence of such obligation:
(i) any obligations (including all Senior Indebtedness), contingent or otherwise, for borrowed money or for the deferred purchase price of property or services (including, without limitation, any interest accrued subsequent to any Event of Default), (ii) all obligations (including the Notes) evidenced by bonds, notes, debentures or other similar instruments, (iii) all Indebtedness created or arising under any conditional sale or other title retention agreement with respect to property acquired (even though the rights and remedies of the seller or lender under such agreement in the event of default are limited to repossession or sale of such property), except any such obligation that constitutes a trade payable or an accrued liability arising in the ordinary course of business, if and to the extent any of the Indebtedness under this clause (iii) would appear as a liability upon a balance sheet prepared in accordance with generally accepted accounting principles, (iv) all capitalized lease obligations, (v) all Indebtedness of the type referred to in clause (i), (ii), (iii) or (iv) above secured by (or for which the holder of such Indebtedness has an existing right, contingent or otherwise, to be secured by) any Lien upon property of the Company (including, without limitation, accounts and contract rights), even though the Company has not assumed or become liable for the payment of such Indebtedness and (vi) any guarantee of any obligation of the type referred to in any of the foregoing clauses (i) through (v), regardless of whether such obligation would appear on a balance sheet.

  "Indebtedness" means, with respect to any Person, (i) every obligation of such Person for money borrowed, (ii) every obligation of such Person evidenced by bonds, debentures, notes or other similar instruments, (iii) every reimbursement obligation of such Person with respect to letters of credit, bankers' acceptances or similar facilities issued for the account of such Person, (iv) every obligation of such Person issued or assumed as the deferred purchase price of property (including pursuant to capitalized lease obligations), every conditional sale obligation and every obligation under any title retention agreement, in each case if on terms permitting any portion of the purchase price to be paid beyond one year from the date of purchase, (v) every obligation of such Person issued or contracted for as payment in consideration of the purchase by such Person or an Affiliate of such Person of the stock or substantially all of the assets of another Person or a merger or consolidation to which such Person or an Affiliate of such Person was a party,
(vi) every obligation of the type referred to in clauses (i) through (v) of other Persons for the payment of which such Person is responsible or liable, directly or indirectly, as obligor, guarantor or otherwise and (vii) every obligation of the type referred to in clauses (i) through (vi) of other Persons secured by any Lien on any property or asset of such Person (whether or not such obligation is assumed by such Person), the amount of such obligation being deemed to be the lesser of the value of such property or assets or the amount of the obligation so secured.

  "Lien" means any mortgage, lien, pledge, security interest, easement, conditional sale or other title retention agreement, or other encumbrance of any kind.

  "Operating Coverage Ratio" means the ratio of (i) Consolidated EBITDA during any period to (ii) Consolidated Interest Expense during any such period.

  "Senior Indebtedness" means (i) all Designated Senior Indebtedness up to a maximum principal amount of $90.0 million plus the amount of all interest and other Obligations at any time due thereon or with respect thereto (the sum of such maximum principal amount, interest and other Obligations being the "Base Amount"), and (ii) any other Indebtedness (and related Obligations) permitted to be incurred by the Company under the terms of the Indenture (including, without limitation, Indebtedness (and related Obligations) arising under or with respect to the Credit Agreement in excess of the Base Amount), unless the instrument under which such Indebtedness is incurred expressly provides that it is on a parity with or subordinated in right of payment to the Notes. Notwithstanding anything to the contrary in the foregoing, Senior Indebtedness described in clause (ii) above will not include (1) any liability for federal, state, local or other taxes owed or owing by the Company, (2) any Obligation of the Company to any of its subsidiaries, (3) any accounts payable or trade liabilities arising in the ordinary course of business (including instruments evidencing such liabilities), (4) any Indebtedness that is incurred in violation of the Indenture; provided, however, that for purposes of this clause (4), Indebtedness (and related Obligations) arising under or with respect to the Credit Agreement in an amount in excess of the Base Amount (such excess being the "Excess Amount") shall be deemed not to have been incurred in violation of the Indenture (and shall be Senior Indebtedness) so long as the amount of the Excess Amount constituting principal (or a reimbursement obligation with respect to a letter of credit) could be incurred under the terms of the Indenture (as in effect on the date hereof) on the date that the Company was first permitted to borrow such principal amount (or have such a letter of credit issued), without giving effect to any conditions precedent that may exist in the Credit Agreement with respect thereto, (5) Indebtedness which, when incurred and without respect to any election under
Section 1111(b) of Title 11, United States Code, is without recourse to the Company, (6) any Indebtedness, guarantee or Obligation of the Company which is subordinate or junior to any other Indebtedness, guarantee or Obligation of the Company, (7) Indebtedness evidenced by the Notes and (8) capital stock of the Company.

  "Voting Stock" means securities of the class or classes having general voting power under ordinary circumstances to elect at least a majority of the board of directors, managers or trustees of such corporation, association, partnership or other entity (irrespective of whether or not at the time securities of any other class or classes shall have or might have voting power by reason of the happening of any contingency).

                                 UNDERWRITING

  Subject to the terms and conditions of the Underwriting Agreement and the receipt of certain legal opinions, the Company has agreed to sell to each of the Underwriters, and the Underwriters have each severally agreed to purchase from the Company, the respective principal amounts of the Notes set forth opposite their names below.

                                                                     PRINCIPAL
                                                                     AMOUNT OF
UNDERWRITERS                                                           NOTES
------------                                                        -----------
Robert W. Baird & Co. Incorporated................................. $
Piper Jaffray Inc. ................................................
                                                                    -----------
    Total.......................................................... $25,000,000
                                                                    ===========

  The Underwriting Agreement provides that the obligations of the Underwriters thereunder are subject to approval of certain legal matters by their counsel and to various other conditions. The Underwriters are obligated to purchase all of the Notes offered hereby, if any are purchased.

  The Company has been advised by the Underwriters that the Underwriters propose to offer the Notes to the public at the public offering price set forth on the cover page of this Prospectus and may offer Notes to certain dealers at such price less a concession of not more than 1.5% of the principal amount of the Notes. The Underwriters may allow, and such dealers may reallow, concessions not in excess of 0.5% of the principal amount of the Notes to certain other brokers and dealers. After the commencement of the Offering, the public offering price and concessions and reallowances to dealers may be changed by the Underwriters.

  The Company does not intend to list the Notes on any securities exchange or have them included for quotation by the Nasdaq National Market or any other quotation system, and no active trading market is expected to develop. The Underwriters have each indicated an intention to make a market in the Notes as permitted by applicable laws and regulations. No Underwriter, however, is obligated to make a market in the Notes, and any such market making could be discontinued at any time at the sole discretion of such Underwriter. If the Notes are traded after their initial issuance, they may trade at a discount to their principal amount.

  In connection with the offering of the Notes, the Underwriters may engage in transactions that stabilize, maintain or otherwise affect the price of the Notes. Specifically, the Underwriters may over-allot in connection with the offering of the Notes, creating a short position. In addition, the Underwriters may bid for and purchase Notes in the open market to cover short positions or to stabilize the price of the Notes. Finally, the Underwriters may reclaim selling concessions allowed for distributing the Notes in the offering of the Notes, if the Underwriters repurchase previously distributed Notes in covering transactions, stabilization transactions or otherwise. Any of these activities may stabilize or maintain the market price of the Notes above independent market levels. The Underwriters are not required to engage in any of these activities, and may end any of them at any time.

  The Company and the Underwriters have agreed to indemnify, or contribute to payments made by, each other with respect to certain civil liabilities, including certain civil liabilities under the Securities Act of 1933, as amended.

PROSPECTUS
                         ABC RAIL PRODUCTS CORPORATION

                         SUBORDINATED DEBT SECURITIES

                                 COMMON STOCK

                               ----------------

  ABC Rail Products Corporation, a Delaware corporation (the "Company"), may offer, from time to time, (i) its Subordinated Debt Securities (the "Debt Securities") and/or (ii) shares of its Common Stock, par value $0.01 (the "Common Stock"), at prices and on terms to be determined when an agreement to sell is made or at the time or times of sale, as the case may be. The Debt Securities and the Common Stock may be issued in one or more series or issuances, as the case may be, and the aggregate initial offering price thereof will not exceed $100,000,000. The Debt Securities and the Common Stock are collectively referred to herein as the "Securities."

  This Prospectus will be supplemented by an accompanying prospectus supplement or supplements ("Prospectus Supplement") that will set forth, in the case of any Debt Securities for which this Prospectus is being delivered ("Offered Debt Securities"), the form in which such Debt Securities are to be issued and the designation thereof, their aggregate principal amount, rate or rates and times of payment of interest, maturity or maturities, their purchase price or prices and initial offering price or prices, redemption or repurchase provisions, if any, and other specific terms of such Debt Securities and, in the case of any Common Stock for which this Prospectus is being delivered ("Offered Stock"), the number of shares of such Common Stock and their purchase price and the initial public offering price or prices. See "Description of the Debt Securities" and "Description of Capital Stock" herein.

  The Common Stock of the Company is listed on the Nasdaq National Market under the symbol "ABCR." Unless otherwise specified in the applicable Prospectus Supplement, the Offered Stock will be listed, subject to notice of issuance, on the Nasdaq National Market.

                               ----------------

  PROSPECTIVE INVESTORS SHOULD CONSIDER CAREFULLY THE INFORMATION DISCUSSED UNDER THE CAPTION "RISK FACTORS" AT PAGE 3 OF THIS PROSPECTUS.

                               ----------------

 THESE SECURITIES  HAVE NOT  BEEN APPROVED OR  DISAPPROVED BY  THE SECURITIES
   AND EXCHANGE COMMISSION OR  ANY STATE SECURITIES  COMMISSION NOR HAS THE
    COMMISSION  OR  ANY  STATE   SECURITIES  COMMISSION  PASSED  UPON  THE
      ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE
       CONTRARY IS A CRIMINAL OFFENSE.

                               ----------------

  The Company may sell the Securities to or through underwriters, dealers or agents, or directly to one or more purchasers. The Prospectus Supplement will set forth the names of underwriters or agents, if any, any applicable commissions or discounts and the net proceeds to the Company from any such sale. See "Plan of Distribution" for possible indemnification arrangements for underwriters, dealers and agents.

                               ----------------

               THE DATE OF THIS PROSPECTUS IS DECEMBER 12, 1997.

  CERTAIN PERSONS PARTICIPATING IN THIS OFFERING MAY ENGAGE IN TRANSACTIONS THAT STABILIZE, MAINTAIN, OR OTHERWISE AFFECT THE PRICE OF THE NOTES. SPECIFICALLY, THE UNDERWRITERS MAY OVER-ALLOT IN CONNECTION WITH THE OFFERING, AND MAY BID FOR, AND PURCHASE, THE NOTES IN THE OPEN MARKET. FOR A DESCRIPTION OF THESE ACTIVITIES, SEE "PLAN OF DISTRIBUTION."

  IN CONNECTION WITH THIS OFFERING, CERTAIN UNDERWRITERS MAY ENGAGE IN PASSIVE MARKET MAKING TRANSACTIONS IN THE COMMON STOCK ON NASDAQ IN ACCORDANCE WITH RULE 103 OF REGULATION M. SEE "PLAN OF DISTRIBUTION."

                               ----------------

                             AVAILABLE INFORMATION

  The Company is subject to the informational requirements of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and, in accordance therewith, files reports, proxy statements and other information with the Securities and Exchange Commission (the "Commission"). Such reports, proxy statements and information filed by the Company with the Commission pursuant to the informational requirements of the Exchange Act may be inspected and copied at the public reference facilities maintained by the Commission at Room 1024, 450 Fifth Street, N.W., Washington, D.C. 20549, and at the Commission's regional offices located at Seven World Trade Center, 13th Floor, New York, New York 10048 and Citicorp Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661. The Commission maintains a World Wide Web site at http://www.sec.gov that contains reports, proxy and information statements and other information regarding registrants that file electronically with the Commission. Copies of such material may be obtained at prescribed rates by writing the Commission, Public Reference Section, 450 Fifth Street, N.W., Washington, D.C. 20549. Such reports, proxy statements and other information can also be inspected at the offices of The Nasdaq Stock Market, 1735 K Street, N.W., Washington, D.C. 20006.

  The Company has filed with the Commission a registration statement (the "Registration Statement," which term shall include any amendments thereto) on Form S-3 under the Securities Act of 1933, as amended (the "Securities Act"), with respect to the Debt Securities and shares of Common Stock offered hereby. This Prospectus does not contain all the information set forth in the Registration Statement and the exhibits and schedules thereto, certain parts of which are omitted in accordance with the rules and regulations of the Commission, and to which reference is hereby made. For further information, reference is hereby made to the Registration Statement and the exhibits and schedules thereto.

                INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

  The following documents, heretofore filed by the Company with the Commission pursuant to the Exchange Act, are hereby incorporated by reference:

  1. The Company's Annual Report on Form 10-K for the fiscal year ended July 31, 1997, as amended by Form 10-K/A-1 filed December 10, 1997;

  2. the Company's Quarterly Report on Form 10-Q for the quarter ended October 31, 1997; and

  3. the description of the Company's Common Stock set forth in the Company's Registration Statement on Form 8-A filed November 19, 1993, including any amendments or reports filed for the purpose of updating such description.

  All documents filed by the Company pursuant to Section 13(a), 13(c), 14 or 15(d) of the Exchange Act after the date of this Prospectus and prior to the termination of the offering shall be deemed to be incorporated by reference in this Prospectus and to be a part hereof from their respective dates of filing. Any statement contained herein or in any document incorporated or deemed to be incorporated shall be deemed to be modified or superseded for all purposes of this Prospectus to the extent a statement contained in this Prospectus or in any subsequently filed document that also is deemed to be incorporated by reference herein modifies or supersedes such statement. Any statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this Prospectus.

  THE COMPANY HEREBY UNDERTAKES TO PROVIDE WITHOUT CHARGE TO EACH PERSON TO WHOM A COPY OF THIS PROSPECTUS HAS BEEN DELIVERED, UPON WRITTEN OR ORAL REQUEST OF SUCH PERSON, A COPY OF ANY AND ALL OF THE INFORMATION THAT HAS BEEN INCORPORATED BY REFERENCE IN THIS PROSPECTUS (OTHER THAN EXHIBITS TO THE INFORMATION THAT HAS BEEN INCORPORATED BY REFERENCE UNLESS SUCH EXHIBITS ARE SPECIFICALLY INCORPORATED BY REFERENCE INTO THE INFORMATION THAT THIS PROSPECTUS INCORPORATES). REQUESTS SHOULD BE DIRECTED TO D. CHISHOLM MACDONALD, EXECUTIVE VICE PRESIDENT--ADMINISTRATION AND BUSINESS DEVELOPMENT, ABC RAIL PRODUCTS CORPORATION, AT THE COMPANY'S PRINCIPAL EXECUTIVE OFFICES, 200 SOUTH MICHIGAN AVENUE, SUITE 1300, CHICAGO, ILLINOIS 60604, TELEPHONE NUMBER (312) 322-0360. PERSONS REQUESTING COPIES OF EXHIBITS TO SUCH DOCUMENTS THAT WERE NOT SPECIFICALLY INCORPORATED BY REFERENCE IN SUCH DOCUMENTS WILL BE CHARGED THE COSTS OF REPRODUCTION AND MAILING.

                                  THE COMPANY

  ABC Rail Products Corporation (the "Company") is a leader in the engineering, manufacturing and marketing of replacement products and original equipment for the freight railroad and rail transit industries. The Company's products include specialty trackwork, such as rail crossings and switches; mechanical products, such as railcar, locomotive and idler wheels, mounted wheel sets and metal brake shoes; and classification yard products and automation systems. The Company operates in the composite brake shoe market through a joint venture. The Company was incorporated under the laws of Delaware in 1987. The principal executive offices of the Company are located at 200 South Michigan Avenue, Suite 1300, Chicago, Illinois 60604 and its telephone number is (312) 322-0360.

                                 RISK FACTORS

  Prospective investors should carefully consider the following matters, together with the other information set forth in the Prospectus, in evaluating the Company and its business before making an investment decision.

INDUSTRY CYCLICALITY

  Demand for railroad products generally fluctuates in line with overall economic conditions. In economic downturns, railroads may defer certain expenditures in order to conserve cash in the short term. Also, reductions in freight traffic due to economic downturns or other factors may reduce demand for the Company's replacement products by reducing wear.

COMPETITION

  Although in North America there are only three other principal specialty trackwork manufacturers and two other principal railroad wheel producers, the markets served by the Company are competitive. The limited number of railroad customers, their efforts to reduce costs and excess industry capacity in certain of the Company's product lines historically have limited the Company's ability to increase prices. Some competitors have greater financial resources than the Company. Currently, no single company competes with the Company across all of its product lines. However, there can be no assurance that competition in one or more of its product lines will not reduce the Company's profitability. Historically, the Company has experienced limited foreign competition due to the specialized nature of many of its products, the importance of the Association of American Railroads product approvals and compliance with the American Railroad Engineering Association specifications and the cost of shipping. However, there can be no assurance that foreign competition will not increase in the future.

RELIANCE ON CERTAIN CUSTOMERS

  The Company's principal specialty trackwork customers are the North American Class I railroads, although the Company also sells specialty trackwork to a number of regional and short-line railroads as well as rail transit systems. The Company's wheel and wheel mounting customers include the Class I railroads, regional and short-line railroads, railcar and locomotive manufacturers and railroad service companies. The Company's metal brake shoe customers include railroads, rail transit systems and manufacturers of railcar and locomotive braking systems. The Company's largest customers are Burlington Northern Santa Fe Corp. and Union Pacific Railroad Company, which accounted for approximately 23% and 21%, respectively, of the Company's net sales for fiscal 1997. No other customer accounted for more than 10% of fiscal 1997 net sales. The Company's five largest customers accounted for approximately 58% of the Company's net sales during fiscal 1997. A significant decrease in business from any of these customers, or the loss of any major customer, could have a material adverse effect on the Company.

UNEVEN TRACKWORK SHIPMENT PATTERNS; SEASONALITY

  The peak season for installation of specialty trackwork extends from March through October, when weather conditions are generally favorable for installation and, as a result, net sales of specialty trackwork have historically been more concentrated in the period from January to June, a period roughly corresponding to the second half of the Company's fiscal year. In addition, a number of the Company's facilities close for regularly scheduled maintenance in the late summer and late December, which tends to reduce operating results during the first half of the Company's fiscal year. Consequently, the majority of the Company's net sales of specialty trackwork have historically occurred in the second half of its fiscal year. In addition, transit industry practice with respect to specialty trackwork generally involves the periodic shipment of large quantities, which may be unevenly distributed throughout the year. For fiscal 1997, sales of specialty trackwork products accounted for approximately 49% of the Company's net sales.

ACQUISITION STRATEGY; RISKS RELATED TO RAPID GROWTH

  A principal component of the Company's business strategy is to continue to grow by making additional acquisitions of complementary businesses. The Company historically has financed its acquisitions through a combination of secured and unsecured borrowings, augmented by internally generated cash flow and the issuance of equity securities. The Company's future growth and financial success will be dependent upon a number of factors including, among others, the Company's ability to identify acceptable acquisition candidates, consummate the acquisition of such businesses on terms that are favorable to the Company, attain customer retention levels at acquired businesses that are advantageous to the Company, and promptly and profitably integrate the acquired operations into the Company. There can be no assurance that the Company will be successful with respect to such factors. There can also be no assurance that the Company will adequately anticipate all of the changing demands its growth will impose on its internal systems, procedures and structure. Any failure to adequately anticipate and respond to such changing demands could have a material adverse effect on the Company.

LABOR RELATIONS

  Labor unions represent approximately 65% of the Company's employees. The Company believes that its labor relations are good. However, there can be no assurance that work stoppages will not occur in the future in connection with contract negotiations or otherwise, or of the outcome of future contract negotiations.

ENVIRONMENTAL COMPLIANCE

  The Company is subject to a variety of environmental laws and regulations governing discharges to air and water, the handling, storage and disposal of hazardous or solid waste materials and the remediation of contamination associated with releases of hazardous substances. Although the Company believes it is in material compliance with all of the various regulations applicable to its business, there can be no assurance that requirements will not change in the future or that the Company will not incur significant costs to comply with such requirements.

  In connection with its formation and the purchase of certain assets and liabilities from the Railroad Products Group of Abex Corporation ("Abex") in 1987, the Company obtained a comprehensive environmental indemnity from Abex. The indemnity covers environmental conditions, whether or not then known, in existence at the time of the purchase, without dollar or time limit. Shortly after the purchase, the Company performed surveys to assess the environmental conditions at the time of the purchase. As a result of these studies, the Company has undertaken environmental projects, including underground storage tank removal, corrective action and other remedial action as necessary. Some of these actions are ongoing and similar actions may be necessary in the future. When Abex refused to compensate the Company for costs incurred, the Company filed suit against Abex on November 18, 1991. In a separate lawsuit filed in October 1994, the Company also asserts that Abex is required to indemnify the Company for the reduction in value of one of the sold properties (a Pennsylvania manufacturing facility owned by the Company) caused by the environmental contamination at that site. In October 1995, a judgment in the 1991 lawsuit was finalized with the Company receiving a payment of $2.8 million from Abex. The Company recorded the receipt of this payment as other non-operating income during the first quarter of fiscal 1996. The judgment is exclusive of indemnification for any future environmental claims. While the Company believes the cost of environmental projects related to ongoing Abex issues may be properly recoverable under the indemnity, the Company is responsible for such cost irrespective of whether it receives payment under the indemnity.

SUBORDINATION OF THE DEBT SECURITIES

  The Debt Securities will be general unsecured obligations of the Company. The Debt Securities will be subordinated in the right of payment to all existing and future Senior Indebtedness (as hereinafter defined), including the payment of principal, premium, if any, interest and all other amounts due on or payable in connection with Senior Indebtedness. "Senior Indebtedness" includes all indebtedness of the Company for borrowed money whether existing on or created or incurred after the date of issuance of the Debt Securities and, under the Indenture, the Company may incur substantial Senior Indebtedness. By reason of such subordination, in the event of liquidation, reorganization, dissolution or winding up of the Company, or upon an assignment for the benefit of its creditors or any other marshalling of the Company's assets and liabilities, or upon other proceedings, the holders of Senior Indebtedness must be paid in full before the holders of the Debt Securities may be paid. This may have the effect of reducing the amount of such proceeds paid to the holders of the Debt Securities. In addition, under certain circumstances, no payments may be made with respect to the principal of or interest on the Debt Securities if there exists (and has not been waived) a non-payment default, or certain other defaults with respect to Senior Indebtedness. See "Description of the Debt Securities."

                                USE OF PROCEEDS

  The Company currently intends to use the net proceeds from the issuance and sale of the Securities offered hereby for general corporate purposes, which may include the reduction of indebtedness, possible acquisitions and such other purposes as will be stated in any Prospectus Supplement. Pending such use, the net proceeds may be temporarily invested in short-term investment securities or deposited in interest-bearing accounts. The precise amounts and timing of the application of proceeds will depend upon the funding requirements of the Company and the availability of other funds.

                      RATIO OF EARNINGS TO FIXED CHARGES

  Set forth below are the ratios of earnings to fixed charges (unaudited) for the Company for the last five years:

                               YEAR ENDED JULY 31,
                               -------------------
           1993            1994                    1995                    1996                    1997
           ----            ----                    ----                    ----                    ----
           2.21x           4.05x                   5.60x                   3.18x                   1.80x

  For the purpose of computing the ratios of earnings to fixed charges, earnings have been calculated by adding fixed charges to income before income taxes, cumulative effect of accounting change and extraordinary items. Fixed charges represent interest expense, amortization of deferred financing costs and the interest portion of rent expense.

                      DESCRIPTION OF THE DEBT SECURITIES

  The Debt Securities will be issued under an Indenture (the "Indenture") by and between the Company and First Trust National Association, as trustee (the "Trustee"). The Indenture provides that Debt Securities may be issued from time to time in one or more series pursuant to the terms of one or more Officer's Certificates or supplemental indentures creating such series. The particular terms of each series, or of Debt Securities forming a part of a series, that are offered by a Prospectus Supplement will be described in such Prospectus Supplement.

  The following summaries of certain provisions of the Indenture and the Debt Securities do not purport to be complete and are subject to, and are qualified in their entirety by reference to, all the provisions of the Indenture and any Officer's Certificates or any supplemental indentures relating thereto, including the definitions therein of certain terms. Wherever particular Sections or defined terms of the Indenture are referred to herein or in a Prospectus Supplement, such Sections, references to such Sections or defined terms are incorporated by reference herein or therein, as the case may be.

GENERAL

  The Indenture provides that Debt Securities in separate series may be issued thereunder from time to time without limitation as to aggregate principal amount. The Company may specify a maximum aggregate principal amount for the Debt Securities of any series. (Section 301) The Debt Securities are to have such terms and provisions that are not inconsistent with the Indenture, including terms and provisions relating to maturity, principal and interest, as the Company may determine. The Debt Securities will be unsecured subordinated obligations of the Company.

  The applicable Prospectus Supplement will set forth the price or prices at which the Offered Debt Securities will be issued and will describe the following terms of such Offered Debt Securities: (i) the title of such Offered Debt Securities; (ii) any limit on the aggregate principal amount of such Offered Debt Securities or the series of which they are a part; (iii) if other than the Trustee, the identity of each Security Registrar and Paying Agent;
(iv) the date or dates, or the method by which such date or dates are determined or extended, on which the principal and premium (if any) of any of such Offered Debt Securities will be payable; (v) the rate or rates (which may be fixed or variable) at which any of such Offered Debt Securities will bear interest, or the method, if any, by which such rates will be determined, the date or dates from which any such interest will accrue, the Interest Payment Dates on which any such interest will be payable, or the method by which such date will be determined, and the basis on which interest shall be calculated, if other than that of a 360-day year of twelve thirty-day months; (vi) if other than the fifteenth day next preceding an Interest Payment Date, the Regular Record Date with respect to an Interest Payment Date; (vii) the place or places, if any, other than or in addition to the Corporate Trust Office, where the principal of and any premium and interest on any of such Offered Debt Securities will be payable; (viii) the period or periods within which, the price or prices at which and the terms and conditions on which any of such Offered Debt Securities may be redeemed, in whole or in part, at the option of the Company; (ix) the obligation, if any, of the Company to redeem, repay or purchase any of such Offered Debt Securities pursuant to any sinking fund or analogous provision or at the option of the Holder thereof, and the period or periods within which, the price or prices at which and the terms and conditions on which any of such Offered Debt Securities will be redeemed, repaid or purchased, in whole or in part, pursuant to any such obligation; (x) the denominations in which any of such Offered Debt Securities will be issuable, if other than denominations of $1,000 and any integral multiple thereof; (xi) if other than the currency of the United States of America, the currency, currencies or currency units in which the principal of or any premium or interest on any of such Offered Debt Securities will be payable (and the manner in which the equivalent of the principal amount thereof in the currency of the United States of America is to be determined for purposes of determining the principal amount deemed to be Outstanding at any time); (xii) if the amount of principal of or any premium or interest on any of such Offered Debt Securities may be determined with reference to an index, the manner in which such amounts will be determined; (xiii) if the principal of or any premium or interest on any of such Offered Debt Securities is to be payable, at the election of the Company or the Holder thereof, in one or more currencies or currency units other than those in which such Offered Debt Securities are stated to be payable, the currency, currencies or currency units in which payment of any such amount as to which such election is made will be payable, and the periods within which and the terms and conditions upon which such election is to be made; (xiv) if other than the principal amount thereof, the portion of the principal amount of any of such Offered Debt Securities that will be payable upon declaration of acceleration of the Maturity thereof; (xv) if applicable, that such Offered Debt Securities, in whole or any specified part, are defeasible pursuant to the provisions of the Indenture described under "Defeasance--Defeasance and Discharge" or "Defeasance--Covenant Defeasance", or under both such captions; (xvi) any addition to or change in the Events of Default applicable to any of such Offered Debt Securities and any change in the right of the Trustee or the Holders to declare the principal of and any premium or interest on any of such Offered Debt Securities due and payable;
(xvii) any addition to or change in the covenants and definitions in the Indenture or in the provisions of the Indenture described under "Consolidation, Merger, Conveyance or Transfer" and under "Covenants"; (xviii) whether any of such Offered Debt Securities will be issuable in whole or in part in the form of one or more Global Securities and, if so, the respective Depositaries for such Global Securities and, if different from those described under the Indenture caption entitled "Registration, Registration of Transfer and Exchange," any circumstances under which any such Global Security may be exchanged for Offered Debt Securities registered, and any transfer of such Global Security may be registered, in the names of Persons other than the Depositary for such Global Security or its nominee and (xix) any other terms of such Offered Debt Securities not inconsistent with the provisions of the Indenture, including, without limitation, any subordination provisions. (Section 301) If specified in any applicable Prospectus Supplement, the Debt Securities of any series may be issued in bearer form, and if so issued, the applicable Prospectus Supplement will describe any additions to or changes in any of the provisions of the Indenture that are necessary to permit or facilitate such issuance. (Section 901)

  Debt Securities, including Original Issue Discount Securities, may be sold at a substantial discount below their principal amount. Certain special United States federal income tax considerations (if any) applicable to Debt Securities sold at an original issue discount will be described in the applicable Prospectus Supplement. In addition, certain special United States federal income tax or other considerations (if any) applicable to any Debt Securities that are denominated in a currency or currency unit other than United States dollars will be described in the applicable Prospectus Supplement.

  Except to the extent that the covenants described in the applicable Prospectus Supplement may otherwise provide, neither the Indenture nor the Debt Securities will contain any covenants or other provisions designed to afford Holders of the Debt Securities protection in the event of a highly leveraged transaction, change in credit rating or other similar occurrence involving the Company or any Subsidiary.

FORM, EXCHANGE AND TRANSFER

  Unless otherwise specified in the applicable Prospectus Supplement, the Debt Securities of each series will be issuable only in fully registered form, without coupons, and only in denominations of $1,000 and integral multiples thereof. (Section 302)

  At the option of the Holder, subject to the terms of the Indenture and the limitations applicable to Global Securities, Debt Securities of each series will be exchangeable for other Debt Securities of the same series of any authorized denomination and of a like tenor and aggregate principal amount. (Section 305)

  Subject to the terms of the Indenture and the limitations applicable to Global Securities, Debt Securities may be presented for exchange as provided above or for registration of transfer (duly endorsed or with a written instrument of transfer duly executed) at the office of the Security Registrar or at one or more offices or agencies designated by the Company for such purpose. No service charge will be made for any registration of transfer or exchange of Debt Securities, but the Company or the Trustee will require payment of a sum sufficient to cover any tax or other governmental charge payable in connection therewith. Such transfer or exchange will be effected upon the Security Registrar's being satisfied with the documents of title and identity of the person making the request. Unless otherwise set forth in the applicable Prospectus Supplement, the Company has appointed the Trustee as Security Registrar for each series of Debt Securities for the purpose of registering Debt Securities and transfers of Debt Securities at its Corporate Trust Office in Chicago, Illinois. (Section 305) Any other office or agency (in addition to the Security Registrar) initially designated by the Company for the registration and transfer of any Debt Securities will be named in the applicable Prospectus Supplement. The Company may at any time designate additional offices and agencies for the registration and transfer or exchange of any Debt Securities or rescind such designations, except that the Company will be required to maintain an office or agency in each Place of Payment for the Debt Securities of each series. (Section 1002)

  If the Debt Securities of any series are to be redeemed in part, the Company will not be required to (i) issue, register the transfer of or exchange any Debt Security of that series during a period beginning at the opening of business 15 days before the selection of such Debt Securities of that series to be redeemed and ending at the close of business on the day of the mailing of a notice of redemption or (ii) register the transfer of or exchange any Debt Security so selected for redemption, in whole or in part, except the unredeemed portion of any such Debt Security being redeemed in part. (Section
305)

GLOBAL SECURITIES

  Some or all of the Debt Securities of any series may be represented, in whole or in part, by one or more Global Securities that will have an aggregate principal amount equal to that of the Debt Securities represented thereby. Each Global Security will be registered in the name of a Depositary or a nominee thereof identified in the applicable Prospectus Supplement, and will be deposited with such Depositary or nominee or a custodian therefor.

  Notwithstanding any provision of the Indenture or any Debt Security described herein, no Global Security may be exchanged for Debt Securities registered in the name of, and no transfer of a Global Security may be registered to, any Person other than the Depositary for such Global Security or any nominee of such Depositary unless (i) the Depositary notifies the Company that it is unwilling or unable to continue as Depositary for such Global Security or if the Company determines that the Depositary is unable to continue as Depositary and the Company thereupon fails to appoint a successor Depositary; (ii) the Company executes and delivers to the Trustee a Company Order that such Global Security shall be so exchangeable and the transfer thereof so registerable; (iii) the Company provides for such exchange in creating such Global Security (which will be described in any applicable Prospectus Supplement); (iv) there shall have occurred and be continuing an Event of Default with respect to the Debt Securities evidenced by such Global Security or (v) there shall exist such circumstances, if any, in addition to or in lieu of those described above as may be described in the applicable Prospectus Supplement. All securities issued in exchange for a Global Security or any portion thereof will be registered in such names as the Depositary may direct. (Section 305)

  As long as the Depositary, or its nominee, is the registered Holder of a Global Security, the Depositary or such nominee, as the case may be, will be considered the sole owner and Holder of such Global Security and the Debt Securities represented thereby for all purposes under the Debt Securities and the Indenture. Except in the limited circumstances referred to above, owners of beneficial interests in a Global Security will not be entitled to have such Global Security or any Debt Securities represented thereby registered in their names, will not receive or be entitled to receive physical delivery of certificates representing Debt Securities in exchange therefor and will not be considered to be the owners or Holders of such Global Security or any Debt Securities represented thereby for any purpose under the Debt Securities or the Indenture. All payments of principal of and any premium and interest on a Global Security will be made to the Depositary or its nominee, as the case may be, as the Holder thereof. The laws of some jurisdictions require that certain purchasers of securities take physical delivery of such securities in definitive form. These laws may impair the ability to transfer beneficial interests in a Global Security.

  Ownership of beneficial interests in a Global Security will be limited to institutions that have accounts with the Depositary or its nominee ("participants") and to persons that may hold beneficial interests through participants. In connection with the issuance of any Global Security, the Depositary will credit, on its book-entry registration and transfer system, the respective principal amounts of Debt Securities represented by the Global Security to the accounts of its participants. Ownership of beneficial interests in a Global Security will be shown only on, and the transfer of those ownership interests will be effected only through, records maintained by the Depositary (with respect to participants' interests) or any such participant (with respect to interests of persons held by such participants on their behalf). Payments, transfers, exchanges and other matters relating to beneficial interests in a Global Security may be subject to various policies and procedures adopted by the Depositary from time to time. None of the Company, the Trustee, the Security Registrar, the Paying Agent or any agent of the Company or the Trustee will have any responsibility or liability for (i) any aspects of the Depositary's or any participant's records relating to, or for payments made on account of, beneficial interests in a Global Security, or for maintaining, supervising or reviewing any records relating to such beneficial interests; (ii) the payments to the beneficial owners of the Global Security of amounts paid to the Depositary or its nominee or (iii) any other matter related to the actions and practices of the Depositary. (Section 305)

PAYMENT AND PAYING AGENTS

  Unless otherwise indicated in the applicable Prospectus Supplement, payment of interest on a Debt Security on any Interest Payment Date will be made to the Person in whose name such Debt Security (or one or more Predecessor Securities) is registered at the close of business on the Regular Record Date for such interest. (Section 307)

  Principal and any premium and interest due on a Debt Security upon Maturity or upon redemption or repurchase will be paid by wire transfer (if appropriate instructions are received) against presentation and surrender of the Debt Security by the Holder thereof at the office of the Paying Agent. Interest payments on any Debt Security (other than interest due at Maturity or on redemption or repurchase) will be made by check mailed to the address of the Person entitled thereto as such address appears in the Security Register; provided that a Holder of Debt Securities of any series that pay interest on the same day and that are in an aggregate principal amount in excess of $10,000,000 may elect to receive payments of interest with respect to such series via wire transfer. (Section 307) The Paying Agent or Agents initially designated by the Company for the Debt Securities of a particular series will be named in the applicable Prospectus Supplement. The Company may at any time designate additional Paying Agents or one or more other offices or agencies where the Debt Securities may be presented or surrendered for payment and from time to time rescind such designations, except that the Company will be required to maintain an office or agency in each Place of Payment for the Debt Securities of a particular series. (Section 1002)

  All moneys paid by the Company to a Paying Agent or the Trustee for the payment of the principal of or any premium or interest on any Debt Security that remain unclaimed at the end of one year after such principal, premium or interest has become due and payable will be repaid to the Company, and the Holder of such Security thereafter may, as an unsecured creditor, look only to the Company for payment thereof, and all liability of the Paying Agent and the Trustee with respect thereto, and all liability of the Company as a trustee thereof, shall thereupon cease. (Section 1003)

CONSOLIDATION, MERGER AND SALE OF ASSETS

  The Company may not consolidate with, or sell or convey all or substantially all of its assets to, or merge with or into any other person or entity unless
(i) either the Company is the continuing corporation, or the successor is a corporation organized and existing under the laws of the United States or a state thereof and the successor corporation expressly assumes by an indenture supplement the Company's obligations on the Debt Securities and under the Indenture; (ii) the Company or the successor corporation, as the case may be, is not immediately after the merger or consolidation, or the sale or conveyance, in default in the performance of any covenant or condition under the Indenture and (iii) after giving effect to the transaction, no Event of Default, and no event that, after notice or lapse of time or both, would become an Event of Default, shall have occurred or be continuing. (Section
801)

EVENTS OF DEFAULT

  Each of the following will constitute an Event of Default under the Indenture with respect to Debt Securities of any series: (i) default in the payment of any interest upon any Debt Security of that series when it became due and payable, and continuance of that default for a period of 30 days; (ii) default in the payment of the principal of (or premium, if any, on) any Debt Security of that series when it became due and payable at its Maturity; (iii) default in the deposit of any sinking fund payment, when due by the terms of a Debt Security of that series; (iv) default in the performance, or breach, of any covenant or warranty of the Company in the Indenture with respect to any Debt Security of that series (other than a covenant or warranty a default in the performance of which or the breach of which is specifically dealt with elsewhere or that has expressly been included in the Indenture solely for the benefit of a series other than that series), and continuance of that default or breach for a period of 30 days after written notice has been given by the Trustee, or by the Holders of at least 25% in principal amount of the Outstanding Securities of that series, as provided in the Indenture and (v) certain events in bankruptcy, insolvency or reorganization. (Section 501)

  If an Event of Default with respect to the Debt Securities of any series at the time Outstanding shall occur and be continuing, either the Trustee or the Holders of at least 25% in aggregate principal amount of the Outstanding Securities of that series by notice as provided in the Indenture may declare the principal amount of the Debt Securities of that series (or, in the case of any Debt Security that is an Original Issue Discount Security, such portion of the principal amount of such Debt Security, as may be specified in the terms of such Debt Security) to be due and payable immediately. After any such acceleration, but before a judgment or decree based on acceleration, the Holders of a majority in aggregate principal amount of the Outstanding Securities of that series may, under certain circumstances, rescind and annul such acceleration if (i) the Company has paid or deposited with the Trustee a sum sufficient to pay (a) all overdue interest on all Outstanding Securities of that series, (b) the principal and premium, if any, on any Debt Securities of that series that have become due otherwise than by such acceleration and any interest thereon at the rate or rates prescribed therefor in such Debt Securities, (c) to the extent that payment of such interest is lawful, interest upon overdue interest at the rate or rates prescribed therefore in such Debt Securities and (d) certain fees of the Trustee and (ii) all Events of Default, other than the non-payment of accelerated principal (or premium, if any) or interest on Debt Securities of that series, have been cured or waived as provided in the Indenture. (Section 502) For information as to waiver of defaults, see "Modification and Waiver".

  Subject to the provisions of the Indenture relating to the duties of the Trustee, in case an Event of Default shall occur and be continuing, the Trustee will be under no obligation to exercise any of its rights or powers under the Indenture at the request or direction of any of the Holders, unless such Holders shall have offered to the Trustee reasonable security or indemnity. (Section 603) Subject to such provisions for the giving of security or the indemnification of the Trustee, the Holders of a majority in aggregate principal amount of the Outstanding Securities of any series will have the right to direct the time, method and place of conducting any proceeding for any remedy available to the Trustee or exercising any trust or power conferred on the Trustee with respect to the Debt Securities of that series. (Section
512)

  No Holder of a Debt Security of any series will have any right to institute any proceeding with respect to the Indenture, or for the appointment of a receiver or a trustee, or for any other remedy thereunder, unless (i) such Holder has previously given to the Trustee written notice of a continuing Event of Default with respect to the Debt Securities of that series; (ii) the Holders of at least 25% in aggregate principal amount of the Outstanding Securities of that series have made written request, and such Holder or Holders have offered reasonable indemnity, to the Trustee to institute such proceeding as Trustee and (iii) the Trustee has failed to institute such proceeding, and has not received from the Holders of a majority in aggregate principal amount of the Outstanding Securities of that series a direction inconsistent with such request, within 60 days after such notice, request and offer. (Section 507) However, such limitations do not apply to a suit instituted by a Holder of a Debt Security for the enforcement of payment of the principal of or any premium or interest on such Security on or after the applicable due date specified in such Debt Security. (Section 508)

  The Company will be required to furnish to the Trustee annually a statement by certain of its officers as to whether or not the Company, to their knowledge, is in default in the performance or observance of any of the terms, provisions and conditions of the Indenture and, if so, specifying all such known defaults. (Section 1004)

MODIFICATION AND WAIVER

  Without the consent of any Holders of Outstanding Securities, the Company and the Trustee may enter into one or more supplemental indentures and/or Officer's Certificates for any of the following purposes: (i) to evidence the succession of another Person to the Company and the assumption by any such successor of the covenants of the Company in the Indenture and in the Debt Securities; (ii) to add to the covenants of the Company for the benefit of the Holders of all or any series of Debt Securities (and if such covenants are to be for the benefit of less than all series of Debt Securities, stating that such covenants are expressly being included solely for the benefit of such series) or to surrender any right or power conferred upon the Company by the Indenture; (iii) to add to or change any of the provisions of the Indenture to such extent as shall be necessary to permit or facilitate the issuance of Debt Securities of any series in bearer form, registrable or not registrable as to principal, and with or without interest coupons, or to permit or facilitate the issuance of Debt Securities of any series in uncertificated form; (iv) to add to, change or eliminate any of the provisions of the Indenture in respect of one or more series of Debt Securities; provided, however, that any such addition, change or elimination shall either (a) not adversely affect the rights of the Holders of Outstanding Securities of any series in any material respect, or (b) not apply to any Outstanding Securities of any series created prior to the execution of such supplemental indenture where such addition, change or elimination has an adverse effect on the rights of the Holders of such Outstanding Securities in any material respect; (v) to secure the Debt Securities of any series; (vi) to establish the form or terms of Debt Securities of any series as permitted by the Indenture; (vii) to evidence and provide for the acceptance of appointment of a successor Trustee under the Indenture with respect to the Debt Securities of one or more series and to add to or change any of the provisions of the Indenture as shall be necessary to provide for or facilitate the administration of the trusts under the Indenture by more than one Trustee; (viii) to cure any ambiguity or defect in and to correct or supplement any provision in the Indenture or any Debt Security of any series that may be inconsistent with any other provision in the Indenture or in the Debt Security of such series, or to make any other provisions with respect to matters or questions arising under the Indenture; provided, however, that any such action shall not adversely affect the rights of the Holders of Outstanding Securities of any series in any material respect; (ix) to modify, eliminate or add to the provisions of the Indenture to such extent as shall be necessary to effect qualification of the Indenture under the Trust Indenture Act of 1939, as amended (the "Trust Indenture Act"), or under any similar federal statute hereafter enacted, and to add to the Indenture such other provisions as may be expressly permitted by the Trust Indenture Act or
(x) to amend or supplement the restrictions on and procedures for resale, attempted resale and other transfers of any series of Debt Securities (whether or not Outstanding) to reflect any change in applicable law or regulation (or interpretation thereof) or in practices relating to the resale or transfer of Restricted Securities generally. (Section 901)

  Except as described above, the consent of the Holders of a majority in aggregate principal amount of the Outstanding Securities of each series affected by a modification or amendment (voting as one class) is required for the purpose of adding any provisions to, or changing in any manner or eliminating any of the provisions of, the Indenture pursuant to a supplemental indenture; provided, however, that no such modification or amendment may, without the consent of the Holder of each Outstanding Security affected thereby: (i) extend the Stated Maturity of the principal of, or any installment of principal of or interest on, any Security; (ii) reduce the principal amount of, or any premium or interest on, any Debt Security; (iii) reduce the amount of principal of an Original Issue Discount Security payable upon acceleration of the Maturity thereof; (iv) change the place or currency of payment of principal of, or any premium or interest on, any Debt Security;
(v) impair the right to institute suit for the enforcement of any payment on or with respect to any Debt Security; (vi) reduce the percentage in principal amount of Outstanding Securities of any series, the consent of whose Holders is required for modification or amendment of the Indenture; (vii) reduce the percentage in principal amount of Outstanding Securities of any series necessary for waiver of compliance with certain provisions of the Indenture or for waiver of certain defaults or (viii) modify such provisions with respect to modification and waiver. (Section 902)

  The Holders of a majority in principal amount of the Outstanding Securities of any series may waive any past default under the Indenture, except a default in the payment of principal, premium or interest and certain covenants and provisions of the Indenture that cannot be amended without the consent of the Holder of each Outstanding Security of such series affected. (Section 513)

  The Indenture provides that in determining whether the Holders of the requisite principal amount of the Outstanding Securities have given or taken any direction, notice, consent, waiver or other action under the Indenture as of any date, (i) the principal amount of an Original Issue Discount Security that will be deemed to be Outstanding will be the amount of the principal thereof that would be due and payable as of such date upon acceleration of the Maturity thereof to such date, and (ii) the principal amount of a Security denominated in one or more foreign currencies or currency units that will be deemed to be Outstanding will be the U.S. dollar equivalent, determined as of such date in the manner prescribed for such Debt Security, of the principal amount of such Debt Security (or, in the case of a Debt Security described in clause (i) above, of the amount described in such clause). Certain Debt Securities, including those for whose payment or redemption money has been deposited or set aside in trust for the Holders and those that have been fully defeased pursuant to Section 1302, will not be deemed to be Outstanding. (Section 101)

  Except in certain limited circumstances, the Company will be entitled to set any day as a record date for the purpose of determining the Holders of Outstanding Securities of any series entitled to give or take any direction, notice, consent, waiver or other action under the Indenture, in the manner and subject to the limitations provided in the Indenture. In certain limited circumstances, the Trustee also will be entitled to set a record date for action by Holders. If a record date is set for any action to be taken by Holders of a particular series, such action may be taken only by persons who are Holders of Outstanding Securities of that series on that record date, whether or not such Holders remain Holders after such record date. To be effective, such action must be taken by Holders of the requisite principal amount of such Debt Securities within a specific period following the record date. For any particular record date, this period will be 90 days. (Section
104)

DEFEASANCE AND COVENANT DEFEASANCE

  If and to the extent indicated in the applicable Prospectus Supplement, the Company may elect, at its option at any time, to have the provisions of
Section 1302, relating to defeasance and discharge of indebtedness, or Section 1303, relating to defeasance of certain restrictive covenants that may be described in the applicable Prospectus Supplement, applied to the Debt Securities of any series, or to any specified part of the series. (Section
1301)

  Defeasance and Discharge. The Indenture provides that, upon the Company's exercise of its option (if any) to have Section 1302 applied to any Debt Securities, the Company will be discharged from all its obligations with respect to such Debt Securities (except for certain obligations to exchange or register the transfer of Debt Securities, to replace stolen, lost or mutilated Debt Securities, to maintain paying agencies and to hold moneys for payment in trust) upon the deposit in trust for the benefit of the Holders of such Debt Securities of money or

U.S. Government Obligations, or both, that, through the payment of principal and interest, if any, in respect thereof in accordance with their terms, will provide money in an amount sufficient to pay the principal of and any premium and interest on such Debt Securities on the respective Stated Maturities in accordance with the terms of the Indenture and such Debt Securities. Such defeasance or discharge may occur only if, among other things, the Company has delivered to the Trustee an Opinion of Counsel to the effect that Holders of such Debt Securities will not recognize income, gain or loss for federal income tax purposes as a result of such deposit, defeasance and discharge and will be subject to federal income tax on the same amount, in the same manner and at the same times as would have been the case if such deposit, defeasance and discharge were not to occur. (Sections 1302 and 1304)

  Defeasance of Certain Covenants. The Indenture provides that, upon the Company's exercise of its option (if any) to have Section 1303 applied to any Debt Securities, the Company's failure to comply with certain covenants, as may be described in the applicable Prospectus Supplement will be deemed not to be or result in an Event of Default, with respect to such Debt Securities. The Company, in order to exercise such option, will be required to deposit, in trust for the benefit of the Holders of such Debt Securities, money or U.S. Government Obligations, or both, that, through the payment of principal and interest, if any, in respect thereof in accordance with their terms, will provide money in an amount sufficient to pay the principal of and any premium and interest on such Debt Securities on the respective Stated Maturities or on redemption in accordance with the terms of the Indenture and such Debt Securities. The Company will also be required, among other things, to deliver to the Trustee an Opinion of Counsel to the effect that Holders of such Debt Securities will not recognize income, gain or loss for federal income tax purposes as a result of such deposit and defeasance of certain obligations and will be subject to federal income tax on the same amount, in the same manner and at the same times as would have been the case if such deposit and defeasance were not to occur. (Sections 1303 and 1304)

NOTICES

  Except as may be described in any Prospectus Supplement with respect to the Holders of a particular series of Debt Securities, notices to Holders of Debt Securities will be given by mail to the addresses of such Holders as they may appear in the Security Register. (Sections 101 and 106)

TITLE

  The Company, the Trustee and any agent of the Company or the Trustee may treat the Person in whose name a Debt Security is registered as the owner thereof (whether or not such Debt Security may be overdue) for the purpose of making payment and for all other purposes. (Section 308)

GOVERNING LAW

  The Indenture and the Debt Securities will be governed by, and construed in accordance with, the law of the State of Illinois. (Section 112)

RELATIONSHIPS WITH THE TRUSTEE

  Other than through the Indenture, the Company does not maintain any relationships with the Trustee.

                         DESCRIPTION OF CAPITAL STOCK

GENERAL

  The total amount of the authorized capital stock of the Company is 25,000,000 shares of Common Stock and 1,000,000 shares of preferred stock, par value $1.00 (the "Preferred Stock"), none of which are outstanding. No series of Preferred Stock has been designated other than 100,000 shares of Series A Junior Participating

Preferred Stock (the "Series A Preferred Stock"). The following description is a summary of the material provisions of the Company's capital stock and is qualified in its entirety by reference to the provisions of the Company's restated certificate of incorporation, its bylaws and the Rights Agreement, dated as of September 29, 1995 (the "Rights Agreement") between the Company and LaSalle National Trust, N.A., as Rights Agent, copies of which have been filed as exhibits to the Registration Statement of which the Prospectus forms a part.

COMMON STOCK, RIGHTS AND SERIES A PREFERRED STOCK

  COMMON STOCK

  As of November 28, 1997, there were 8,976,304 shares of Common Stock outstanding held by 65 holders of record (including brokerage firms and other nominees). The issued and outstanding shares of Common Stock are validly issued, fully paid and nonassessable. The holders of outstanding shares of Common Stock are entitled to receive dividends out of assets legally available therefor at such times and in such amounts as the Board of Directors of the Company (the "Board of Directors") may from time to time determine, subject to any prior rights of the holders of any preferred stock that may be outstanding. Upon liquidation, dissolution or winding up of the Company, the holders of Common Stock are entitled to receive pro rata the assets of the Company that are legally available for distribution, after payment of all debts and other liabilities and subject to the prior rights of any holders of preferred stock then outstanding. Each outstanding share of Common Stock is entitled to one vote on all matters submitted to a vote of stockholders. There is no cumulative voting.

 RIGHTS AND SERIES A PREFERRED STOCK

  Under the Rights Agreement, each outstanding share of Common Stock is accompanied by one preferred share purchase right (each, a "Right"). Except as described below, each Right entitles the registered holder to purchase from the Company one one-hundredth of a share of Series A Preferred Stock at a purchase price of $150 per one one-hundredth share (the "Purchase Price"), subject to adjustment. The description and terms of the Rights are set forth in the Rights Agreement.

  From the Record Date (as such term is defined in the Rights Agreement), the Rights attach implicitly to all Common Stock certificates outstanding. No separate Right certificates have been distributed. Until the earlier of (i) 10 days following a public announcement that a person or group of affiliated or associated persons (an "Acquiring Person") has acquired, or obtained the right to acquire, beneficial ownership of 15% or more of the outstanding shares of Common Stock (the "Shares Acquisition Date") or (ii) 15 business days (or such later date as may be determined by action of the Board of Directors prior to the time that any person becomes an Acquiring Person) following the commencement of (or a public announcement of an intention to make) a tender or exchange offer if, upon consummation thereof, such person or group would be the beneficial owner of 15% or more of such outstanding shares of Common Stock (the earlier of such dates being called the "Distribution Date"), the Rights will be evidenced together with a copy of the Summary of Stockholder Right Plan that is attached as Exhibit C to the Rights Agreement (the "Summary of Stockholder Rights Plan") and not by separate certificates.

  The Rights Agreement also provides that, until the Distribution Date, the Rights will be transferred with and only with the Common Stock. Until the Distribution Date (or earlier redemption, expiration or termination of the Rights), the transfer of any certificates for Common Stock, with or without a copy of the Summary of Stockholder Rights Plan, will also constitute the transfer of the Rights associated with the Common Stock represented by such certificates. As soon as practicable following the Distribution Date, separate certificates evidencing the Rights ("Right Certificates") will be mailed to holders of record of the Common Stock as of the close of business on the Distribution Date and, thereafter, such separate Right Certificates alone will evidence the Rights.

  The Rights are not exercisable until the Distribution Date and will expire at the earliest of (i) September 29, 2005 (the "Final Expiration Date"), (ii) the redemption of the Rights by the Company as described below and (iii) the exchange of all Rights for Common Stock as described below.

  In the event that any person (other than the Company, its subsidiaries or any person receiving newly-issued shares of Common Stock directly from the Company) becomes the beneficial owner of 15% or more of the then outstanding shares of Common Stock, each holder of a Right will thereafter have the right to receive, upon exercise at the then current exercise price of the Right, Common Stock (or, in certain circumstances, cash, property or other securities of the Company) having a value equal to two times the exercise price of the Right. The Rights Agreement contains an exemption for any issuance of Common Stock by the Company directly to any person (for example, in a private placement or an acquisition by the Company in which Common Stock is used as consideration), even if that person would become the beneficial owner of 15% or more of the Common Stock, provided that such person does not acquire any additional shares of Common Stock.

  In the event that, at any time following the Shares Acquisition Date, the Company is acquired in a merger or other business combination transaction or 50% or more of the Company's assets or earning power are sold, proper provision will be made so that each holder of a Right will thereafter have the right to receive, upon exercise at the then current exercise price of the Right, common stock of the acquiring or surviving company having a value equal to two times the exercise price of the Right.

  Notwithstanding the foregoing, following the occurrence of any of the events set forth in the preceding two paragraphs (the "Triggering Events"), any Rights that are, or (under certain circumstances specified in the Rights Agreement) were, beneficially owned by any Acquiring Person will immediately become null and void.

  The Purchase Price payable, and the number of shares of Series A Preferred Stock or other securities or property issuable, upon exercise of the Rights, are subject to adjustment from time to time to prevent dilution, among other circumstances, in the event of a stock dividend on, or a subdivision, split, combination, consolidation or reclassification of, the Series A Preferred Stock or the Common Stock, or a reverse split of the outstanding shares of the Series A Preferred Stock or the Common Stock.

  At any time after the acquisition by a person or group of affiliated or associated persons of beneficial ownership of 15% or more of the outstanding Common Stock and prior to the acquisition by such person or group of 50% or more of the outstanding Common Stock, the Board of Directors may exchange the Rights (other than Rights owned by such person or group, which will have become void), in whole or in part, at an exchange ratio of one share of Common Stock per Right (subject to adjustment).

  With certain exceptions, no adjustment in the Purchase Price will be required until cumulative adjustments require an adjustment of at least 1% in the Purchase Price. The Company will not be required to issue fractional shares of Series A Preferred Stock or Common Stock (other than fractions in multiples of one one-hundredths of a share of Series A Preferred Stock) and, in lieu thereof, an adjustment in cash may be made based on the market price of the Series A Preferred Stock or Common Stock on the last trading date prior to the date of exercise.

  At any time after the date of the Rights Agreement until the time that a person becomes an Acquiring Person, the Board of Directors may redeem the Rights in whole, but not in part, at a price of $.01 per Right (the "Redemption Price"), which may (at the option of the Company) be paid in cash, shares of Common Stock or other consideration deemed appropriate by the Board of Directors. Upon the effectiveness of any action of the Board of Directors ordering redemption of the Rights, the Rights will terminate and the only right of the holders of Rights will be to receive the Redemption Price.

  Until a Right is exercised, the holder thereof, as such, will have no rights as a stockholder of the Company, including, without limitation, the right to vote or to receive dividends.

  The Board of Directors of the Company is generally responsible for administering, interpreting and making all decisions and taking all actions with respect to the Rights Agreement, including, without limitation, the decision to redeem or exchange the Rights or to amend the Rights Agreement (each of the foregoing being hereinafter referred to as an "Action"). Notwithstanding the foregoing, in the event the Board of Directors is required or permitted to take any Action with respect to the Rights Agreement and (i) such Action occurs on or after the date of a change (resulting from a proxy or consent solicitation) in the Board of Directors as composed at the commencement of such solicitation and (ii) a person who was a participant in the solicitation has stated that such person (or any of its affiliates or associates) has taken, intends to take or may consider taking, or if the majority of the Continuing Directors (as hereinafter defined) has determined in good faith that such person (or any of its affiliates or associates) has taken, intends to take or is likely to take, any action that would result in such person becoming an Acquiring Person or which would cause the occurrence of a Triggering Event, then, such Action shall not be effective for purposes of the Rights Agreement unless (i) at the time of such Action there are at least three Continuing Directors and such Action is approved by a majority of the Continuing Directors then holding office. "Continuing Directors" is defined as those directors who are either presently in office or have been approved or nominated by Continuing Directors, and who are neither Acquiring Persons nor affiliates or associates of Acquiring Persons.

  The provisions of the Rights Agreement may be amended by the Company, except that any amendment adopted after the time that a person becomes an Acquiring Person may not adversely affect the interests of holders of Rights.

  The Rights have certain anti-takeover effects. The Rights will cause substantial dilution to a person or group that attempts to acquire the Company without conditioning the offer on the Rights being redeemed or a substantial number of Rights being acquired, and under certain circumstances the Rights beneficially owned by such a person or group will become void. The Rights should not interfere with any merger or other business combination approved by the Board of Directors because, if the Rights would become exercisable as a result of such merger or business combination, the Board of Directors may, at its option, at any time prior to the time that any Person becomes an Acquiring Person, redeem all (but not less than all) of the then outstanding Rights at the Redemption Price.

PREFERRED STOCK

  The Board of Directors is authorized to issue preferred stock in series and to fix the designations, powers, preferences, rights, qualifications, limitations, or restrictions of any such series including without limitation, the rate and nature of dividends, the price and terms and conditions on which shares may be redeemed, the amount payable in the event of voluntary or involuntary liquidation, the terms and conditions for conversion or exchange into any other class or series of stock, voting rights, preemptive rights and other terms. To date, the Board of Directors has so fixed only the Series A Preferred Stock. Although no preferred stock is currently outstanding, because the Board of Directors has the power to establish the preferences and rights of the shares of any additional series of Preferred Stock, it may afford holders of any such Preferred Stock preferences, powers and rights (including voting rights), senior to the rights of holders of Common Stock, which could adversely affect the holders of Common Stock.

CERTAIN EFFECTS OF AUTHORIZED BUT UNISSUED STOCK

  Under the Company's restated certificate of incorporation, as of November 28, 1997, there were approximately 16,023,696 shares of Common Stock and 1,000,000 shares of preferred stock available for future issuance without stockholder approval. These additional shares may be utilized for a variety of corporate purposes including future public offerings to raise additional capital or to facilitate corporate acquisitions.

  One of the effects of the existence of unissued and unreserved Common Stock and preferred stock may be to enable the Board of Directors to issue shares to persons friendly to current management that could render more difficult or discourage an attempt to obtain control of the Company by means of a merger, tender offer, proxy contest or otherwise, and thereby protect the continuity of the Company's management. Such additional shares also could be used to dilute the stock ownership of persons seeking to obtain control of the Company.

  The Board of Directors is authorized without any future action by the stockholders to determine the rights, preferences, privileges and restrictions of the unissued preferred stock. The purpose of authorizing the Board of Directors to determine such rights and preferences is to eliminate delays associated with a stockholder vote on specific issuances. The Board of Directors may issue preferred stock with voting and conversion rights that could adversely affect the voting power of the holders of Common Stock, and that could, among other things, have the effect of delaying, deferring or preventing a change in control of the Company.

CERTAIN CHARTER AND BYLAW PROVISIONS

  The Company's restated certificate of incorporation contains a provision that limits the liability of the Company's directors for monetary damages for breach of fiduciary duty as a director or officer to the full extent permitted by the General Corporation Law of the State of Delaware. Such limitation does not, however, affect the liability of a director (i) for any breach of the director's duty of loyalty to the Company or its stockholders, (ii) for acts or omissions not in good faith or that involve intentional misconduct or a knowing violation of law, (iii) in respect of certain unlawful dividend payments or stock redemptions or repurchases or (iv) for any transaction from which the director derives an improper personal benefit. The effect of this provision is to eliminate the rights of the Company and its stockholders (through stockholders' derivative suits on behalf of the Company) to recover monetary damages against a director for breach of the fiduciary duty of care as a director (including breaches resulting from negligent or grossly negligent behavior) except in the situations described in clauses (i) through
(iv) above. This provision does not limit or eliminate the rights of the Company or any stockholder to seek non-monetary relief such as an injunction in the event of a breach of a director's duty of care.

  Section 203 of the General Corporation Law of the State of Delaware (the "Delaware Business Combination Act") generally imposes a three-year moratorium on business combinations between a Delaware corporation and an "interested stockholder" (in general, a stockholder owning 15% or more of a corporation's outstanding voting stock) or an affiliate or associate thereof unless (i) prior to an interested stockholder becoming such, the board of directors of the corporation approved either the business combination or the transaction resulting in an interested stockholder becoming such; (ii) upon consummation of the transaction resulting in an interested stockholder becoming such, the interested stockholder owns at least 85% of the voting stock outstanding at the time the transaction commenced (excluding, from the calculation of outstanding shares, shares beneficially owned by directors who are also officers and certain employee stock plans); or (iii) on or after an interested stockholder becomes such, the business combination is approved by (a) the board of directors and (b) holders of at least 66 2/3% of the outstanding shares (other than those shares beneficially owned by the interested stockholder) at a meeting of stockholders.

  The Delaware Business Combination Act applies to certain public companies incorporated in the State of Delaware unless the corporation expressly elects not to be governed by such legislation and sets forth such election in (i) the corporation's original certificate of incorporation; (ii) an amendment to the corporation's bylaws as adopted by the corporation's board of directors within 90 days of the effective date of such legislation; or (iii) an amendment to the corporation's certificate of incorporation or bylaws as approved by (in addition to any other vote required by law) a majority of the shares entitled to vote (however, such amendment would not be effective until 12 months after the date of its adoption and would not apply to any business combination between the corporation and any person who became an interested stockholder on or prior to such adoption of such amendment). The Company has not made such an election and is therefore subject to the Delaware Business Combination Act.

REGISTRAR AND TRANSFER AGENT

  The registrar and transfer agent for the Common Stock is American Stock Transfer & Trust Company.

                                 LEGAL MATTERS

  Certain legal matters in connection with the validity of the Securities offered hereby will be passed upon for the Company by Jones, Day, Reavis & Pogue, Chicago, Illinois, and for any agents, underwriters or dealers by McDermott, Will & Emery, Chicago, Illinois. Douglas H. Walter, a partner of Jones, Day, Reavis & Pogue, is the beneficial owner of 82,762 shares of Common Stock.

                                    EXPERTS

  The consolidated financial statements incorporated by reference in this Prospectus and elsewhere in this Registration Statement have been audited by Arthur Andersen LLP, independent public accountants, as indicated in their report with respect thereto, and are so incorporated herein in reliance upon the authority of said firm as experts in giving said report.

                              PLAN OF DISTRIBUTION

  The Company may sell Securities through underwriters or dealers, directly to one or more purchasers or through agents. The applicable Prospectus Supplement will set forth the terms of the offering of any Securities, including the names of any underwriters or agents, the purchase price of such Securities and the proceeds to the Company from such sale, any underwriting discounts and other items constituting underwriters' compensation, any initial public offering price, any discounts or concessions allowed or reallowed or paid to dealers and any securities exchanges on which such Securities may be listed.

  If underwriters are used in the sale, Securities will be acquired by the underwriters for their own account and may be resold from time to time in one or more transactions, including negotiated transactions, at a fixed public offering price or at varying prices determined at the time of sale. Such Securities may be offered to the public either through underwriting syndicates represented by managing underwriters or by underwriters without a syndicate. Unless otherwise set forth in the applicable Prospectus Supplement, the obligations of the underwriters to purchase such Securities will be subject to certain conditions precedent, and the underwriters will be obligated to purchase all of such Securities if any of such Securities are purchased. Any initial offering price and any discounts or concessions allowed or reallowed or paid to dealers may be changed from time to time. Only underwriters named in a Prospectus Supplement are deemed to be underwriters in connection with the Securities offered thereby.

  Securities may also be sold directly by the Company or through agents designated by the Company from time to time. Any agent involved in the offer or sale of Securities will be named, and any commissions payable by the Company to such agent will be set forth in the applicable Prospectus Supplement. Unless otherwise indicated in the applicable Prospectus Supplement, any such agent will act on a best efforts basis for the period of its appointment.

  If so indicated in the applicable Prospectus Supplement, the Company will authorize agents, underwriters or dealers to solicit offers by certain specified institutions to purchase Securities at the public offering price set forth in such Prospectus Supplement pursuant to delayed delivery contracts providing for payment and delivery on a future date specified in such Prospectus Supplement. Such contacts will be subject only to those conditions set forth in the applicable Prospectus Supplement and such Prospectus Supplement will set forth the commissions payable for solicitation of such contracts.

  Any underwriters, dealers or agents participating in the distribution of Securities may be deemed to be underwriters and any discounts or commissions received by them on the sale or resale of Securities may be deemed to be underwriting discounts and commissions under the Securities Act. Agents and underwriters may be entitled under agreements entered into with the Company to indemnification by the Company against certain liabilities, including liabilities under the Securities Act or to contribution with respect to payments that the agents or underwriters may be required to make in respect thereof. Agents and underwriters may be customers of, engage in transactions with, or perform services for, the Company or its affiliates in the ordinary course of business.

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 NO DEALER, SALESPERSON OR ANY OTHER PERSON HAS BEEN AUTHORIZED TO GIVE ANY
INFORMATION OR TO MAKE ANY REPRESENTATIONS IN CONNECTION WITH THIS OFFERING OTHER THAN THOSE CONTAINED IN THIS PROSPECTUS SUPPLEMENT OR THE PROSPECTUS AND, IF GIVEN OR MADE, SUCH OTHER INFORMATION AND REPRESENTATIONS MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED BY THE COMPANY OR ANY AGENT. NEITHER THE DELIVERY OF THIS PROSPECTUS SUPPLEMENT OR THE PROSPECTUS NOR ANY SALE MADE HEREUNDER SHALL, UNDER ANY CIRCUMSTANCES, CREATES ANY IMPLICATION THAT THERE HAS BEEN NO CHANGE IN THE AFFAIRS OF THE COMPANY SINCE THE DATES AS OF WHICH INFORMATION IS GIVEN IN THIS PROSPECTUS SUPPLEMENT AND THE PROSPECTUS. THIS PROSPECTUS SUPPLEMENT AND THE PROSPECTUS DO NOT CONSTITUTE AN OFFER TO SELL OR A SOLICITATION OF AN OFFER TO BUY ANY SECURITIES OTHER THAN THE REGISTERED SE-CURITIES TO WHICH THEY RELATE. THIS PROSPECTUS SUPPLEMENT AND THE PROSPECTUS DO NOT CONSTITUTE AN OFFER TO SELL OR A SOLICITATION OF AN OFFER TO BUY SUCH SECURITIES IN ANY CIRCUMSTANCES IN WHICH SUCH OFFER OR SOLICITATION IS UNLAW-FUL.

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                               TABLE OF CONTENTS

                             PROSPECTUS SUPPLEMENT

                                                                            PAGE
                                                                            ----
Prospectus Supplement Summary..............................................  S-3
Risk Factors............................................................... S-10
Recent Developments........................................................ S-14
Use of Proceeds............................................................ S-14
Ratio of Earnings to Fixed Charges......................................... S-14
Description of Certain Other Indebtedness.................................. S-15
Capitalization............................................................. S-17
Description of the Notes................................................... S-18
Underwriting............................................................... S-27

                                  PROSPECTUS

Available Information......................................................    2
Incorporation of Certain Documents by Reference............................    2
The Company................................................................    3
Risk Factors...............................................................    3
Use of Proceeds............................................................    5
Ratio of Earnings to Fixed Charges.........................................    5
Description of the Debt Securities.........................................    6
Description of Capital Stock...............................................   13
Legal Matters..............................................................   18
Experts....................................................................   18
Plan of Distribution.......................................................   18

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                                  $25,000,000

                                     LOGO
                               ABC RAIL PRODUCTS
                                  CORPORATION

                          % SENIOR SUBORDINATED NOTES,
                                 SERIES B, DUE 2004

                            ----------------------

                             PROSPECTUS SUPPLEMENT

                            ----------------------

                             ROBERT W. BAIRD & CO.
                                 INCORPORATED

                              PIPER JAFFRAY INC.

                                        , 1997

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